Exhibit 2.1

PURCHASE AND SALE AGREEMENT

AMONG

HUB INTERNATIONAL OF CALIFORNIA INSURANCE SERVICES, INC.,

BNCCORP, INC.

AND

BNC INSURANCE SERVICES, INC.

Dated as of March 14, 2007

TABLE OF CONTENTS

ARTICLE 1	DEFINITIONS AND INTERPRETATION

1.1.	Certain Defined Terms
1.2.	Cross References
1.3.	Interpretation and Rules of Construction

ARTICLE 2	PURCHASE AND SALE

2.1.	Purchased Assets
2.2.	Excluded Assets
2.3.	Assumed Liabilities
2.4.	Excluded Liabilities

ARTICLE 3	PURCHASE PRICE; CLOSING

3.1.	Purchase Price; Closing Amount
3.2.	Working Capital Adjustment
3.3.	[INTENTIONALLY OMITTED]
3.4.	Purchase Price Allocation
3.5.	Closing
3.6.	Closing Deliveries of Parent and Seller
3.7.	Closing Deliveries of Buyer

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT

4.1.	Organization
4.2.	Organizational Documents
4.3.	Authorization
4.4.	No Conflicts
4.5.	Required Consents and Approvals
4.6.	Ownership of Seller
4.7.	Subsidiaries and Investments
4.8.	Financial Statements
4.9.	No Undisclosed Liabilities
4.10.	Absence of Certain Changes
4.11.	Contracts
4.12.	Litigation
4.13.	Compliance with Laws and Orders
4.14.	Licenses
4.15.	Title to and Sufficiency of Assets
4.16.	Real Property
4.17.	Personal Property
4.18.	Intellectual Property
4.19.	Accounts Receivable

i

TABLE OF CONTENTS

(continued)

4.20.	Tax Matters
4.21.	Environmental Matters
4.22.	Employees
4.23.	Labor Matters.
4.24.	Employee Benefit Matters
4.25.	Insurance
4.26.	Client Accounts
4.27.	Certain Business Practices
4.28.	No Broker
4.29.	Proxy Statement Information

ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF BUYER

5.1.	Organization
5.2.	Authorization
5.3.	No Conflicts
5.4.	Litigation
5.5.	Financing
5.6.	Proxy Statement Information
5.7.	No Broker

ARTICLE 6	PRE-CLOSING COVENANTS AND AGREEMENTS

6.1.	Conduct of the Business Prior to the Closing Date
6.2.	Access to Information
6.3.	Notices of Certain Events
6.4.	Commercially Reasonable Efforts
6.5.	Release of Liens
6.6.	Preparation of Proxy Statement
6.7.	Parent Stockholder Meeting
6.8.	Alternative Transaction Proposals
6.9.	Communications with Clients
6.10.	Renewal of Licenses

ARTICLE 7	ADDITIONAL COVENANTS AND AGREEMENTS

7.1.	Confidentiality
7.2.	Public Announcements
7.3.	Expenses
7.4.	Further Assurances
7.5.	Access to Records
7.6.	Restrictive Covenants
7.7.	Employment and Employee Benefit Matters
7.8.	Tax Matters
7.9.	Post-Closing Remittances

7.10.	Errors and Omissions Insurance Coverage
7.11.	Use of Certain Corporate Names
7.12.	Trademarks
7.13.	IT Services
7.14.	Marketing Alliance
7.15.	Real Estate Leases
7.16.	Broker of Record Appointment

ARTICLE 8	CONDITIONS TO CLOSING

8.1.	Conditions to Obligations of Parent and Seller
8.2.	Conditions to Obligations of Buyer

ARTICLE 9	TERMINATION

9.1.	Termination
9.2.	Notice of Termination
9.3.	Effect of Termination

ARTICLE 10	SURVIVAL; INDEMNIFICATION

10.1.	Survival Period
10.2.	Indemnification by Parent and Seller
10.3.	Indemnification by Buyer
10.4.	Limitations on Indemnification
10.5.	Procedure for Third Party Claims
10.6.	Procedure for Direct Claims
10.7.	Mitigation
10.8.	Exclusive Remedy
10.9.	Treatment of Indemnification Payments
10.10.	Effect of Investigation

ARTICLE 11	MISCELLANEOUS PROVISIONS

11.1.	Notices
11.2.	Execution in Counterparts
11.3.	Amendments and Waivers
11.4.	Severability
11.5.	Assignment; Successors and Assigns
11.6.	No Third Party Beneficiaries
11.7.	Governing Law
11.8.	Submission to Jurisdiction; Waiver of Jury Trial
11.9.	Specific Performance; Attorneys’ Fees
11.10.	Bulk Sales Laws
11.11.	Entire Agreement; Integration

EXHIBITS

Exhibit A	Agreed Accounting Policies
Exhibit B	Reference Statement
Exhibit C	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit D	Form of Assignment, Assumption and Release of Lease Agreement
Exhibit E	Form of Employment Agreement (Richard Milne)

SCHEDULES

Schedule 2.1(g)	Business Contracts
Schedule 2.1(h)	Leases
Schedule 2.1(k)	Intellectual Property Licenses
Schedule 2.2(m)	Other Excluded Assets
Schedule 2.4(o)	Other Excluded Liabilities
Schedule 3.7(a)	Wire Transfer Instructions
Schedule 6.5	Exceptions to Release of Liens
Schedule 7.7(a)	Exception to Active Employees
Schedule 7.13	Information Technology Transition Services and Related Matters
Schedule 8.2(e)	Required Consents
Disclosure Schedule

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated as of March 14, 2007 (this “Agreement”), is made and entered into by and among Hub International of California Insurance Services, Inc., a California corporation (“Buyer”), BNCCORP, Inc., a Delaware corporation (“Parent”), and BNC Insurance Services, Inc., an Arizona corporation (“Seller”).

RECITALS

WHEREAS, Seller is engaged in the business of owning and operating an insurance brokerage and insurance consulting services business, including selling or arranging for the sale of commercial and/or personal lines of insurance and selling employee benefits and other insurance products and services (the “Business”); and

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, certain of the assets, rights and contracts of the Business, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1.          Certain Defined Terms.  For purposes of this Agreement, the following terms shall have the following meanings:

“Accounts Payable” means all accounts and notes payable of Seller to the extent arising out of or with respect to the operation or conduct of the Business, in each case determined in accordance with the Agreed Accounting Policies.

“Accounts Receivable” means all accounts and notes receivable of Seller to the extent arising out of or with respect to the operation or conduct of the Business, in each case determined in accordance with the Agreed Accounting Policies.

“Action” means any action, claim, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority (including any claim in the nature of an “errors and omissions” insurance claim).

“Additional Compensation Arrangement” means any Contract pursuant to which Seller has received, is receiving or may be entitled to receive any compensation, payment or other benefit, if and to the extent based upon volume, loss history, customer quality or other similar factors, from or on behalf of any insurance or reinsurance underwriter.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with such specified Person.  For purposes of this definition, the term “control” means the power to direct or cause the direction of the management of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlled” and “controlling” have meanings correlative to the foregoing.

“Agreed Accounting Policies” means GAAP as applied in a manner consistent with Seller’s historical practices, except as modified by the accounting policies, procedures and methodologies set forth in Exhibit A attached hereto and used in the preparation of the Reference Statement.

“Assigned Contracts” means the Business Contracts, Leases and Intellectual Property Licenses.

“Base Net Working Capital” means $1.00.

“BNC Nevada” means Milne/BNC Nevada, Inc., a Nevada corporation.

“Books and Records” means all books of account, records, documents, files and papers (whether in hard copy or electronic format) of Seller used or held for use in, or relating to, the operation or conduct of the Business, including all Confidential Information, accounting records, files and personnel and employment records of the Transferred Employees to the extent such records may be provided to Buyer under applicable Law, other than records, documents, files and other information that are or relate exclusively to the Excluded Assets or the Excluded Liabilities.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or required by Law to be closed.

“Business Employee” means any employee of Seller who is employed in connection with the Business, including for the avoidance of doubt the individuals named in Section 4.22 of the Disclosure Schedule.

“Buyer Indemnified Parties” means (i) Buyer, (ii) its Affiliates, (iii) their respective directors, officers, employees and agents, and (iv) their respective heirs, executors, successors and permitted assigns.

“Cash and Cash Equivalents” means all cash, bank deposits, certificates of deposit, marketable securities and other cash equivalents, together with all accrued but unpaid interest thereon.

“Cleanup” means all actions required to clean up, remove, treat, remediate or prevent the release of Hazardous Materials in the indoor or outdoor environment.

“Client” means any Person for whom Seller places a Policy, whether as the broker of record or otherwise, in return for a commission or other revenue.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA, and the rules and regulations promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commission Rights” means all right, title and interest of Seller in and to (i) expiration rights or renewal rights with respect to the Policies and (ii) any commission payments, contingent payments or other compensation from insurance carriers as a licensed insurance broker, agent or subagent with respect to the Policies, whether pursuant to an Additional Compensation Arrangement or otherwise, payable in calendar year 2007 and unpaid as of the Closing Date.

“Confidential Information” means all confidential and/or proprietary information relating to the Business, including business plans, objectives and strategies; sales, marketing and advertising strategies, information and materials; sales training materials; educational support program materials; accounting records and procedures; financial information; cost and pricing information; insurance carrier information; current, former and prospective client lists and contact information; insurance needs and preferences, policy values, policy expiration dates and renewal information, claims and loss history and other information regarding business and contractual arrangements with current, former and prospective clients; the amount of commissions earned from clients; unique insurance product features; insurance programs developed by Seller; manuals and handbooks; employee and independent contractor compensation structures; computer programs and data; and any other confidential information that gives Seller an opportunity to claim a competitive advantage or has economic value.

“Confidentiality Agreement” means the Confidentiality and Standstill Agreement dated as of December 13, 2006 between Parent and Hub U.S. Holdings, Inc.

“Contracts” means all contracts, agreements, leases, commitments, understandings and arrangements, whether written or oral.

“Current Assets” means (i) the current assets of Seller to the extent arising out of or with respect to the operation or conduct of the Business and included in the Purchased Assets, in each case determined in accordance with the Agreed Accounting Policies, and (ii) the Fixed Assets.

“Current Liabilities” means the current liabilities of Seller to the extent arising out of or with respect to the operation or conduct of the Business and included in the Assumed Liabilities, in each case determined in accordance with the Agreed Accounting Policies.

“Damages” means any and all damages, costs, losses, liabilities and expenses (including expenses of investigation and reasonable fees and expenses of counsel and experts in connection with any Action).

“DGCL” means the Delaware General Corporation Law.

“Disclosure Schedule” means the Disclosure Schedule, dated as of the date hereof, delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.  The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in Article 4.  An item disclosed in one section or subsection of the Disclosure Schedule shall be deemed adequately disclosed in another part of the Disclosure Schedule as an exception to another representation or warranty only to the extent that it is reasonably apparent from the nature of such disclosure that such disclosure is also an exception to such other representation and warranty.

“Employee Benefit Plan” means (i) each “employee benefit plan” (as defined in Section 3(3) of ERISA) and (ii) each other employee benefit or compensation plan, program, agreement or arrangement (written or oral), in each case which is sponsored, maintained, administered or contributed to by Seller or any of its ERISA Affiliates for the benefit of any of the current or former directors, officers, employees or independent contractors of Seller.

“Environmental Laws” means any applicable Law, Environmental Permit or Order promulgated by any Governmental Authority (i) for the protection of human health and safety or the environment (including air, water, soil and natural resources) or (ii) regulating the Release or threatened Release of any Hazardous Material.

“Environmental Permit” means any permit, license, clearance, approval or consent required under applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” of Seller means any other Person that is a member of a controlled group for purposes of Section 4001(a)(14) of ERISA or that is treated as a single employer for purposes of Section 414 of the Code.

“Excluded Taxes” means (i) all Income Taxes owed by Seller, Parent or any of their Affiliates for any period; (ii) all Taxes relating to the Excluded Assets or Excluded Liabilities for any period; (iii) all Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities for any Pre-Closing Period; (iv) all Taxes of Seller, Parent or any other Person by reason of being a member of a consolidated, combined, unitary or affiliated group that includes Seller, Parent or any of their present or past Affiliates prior to the Closing, by reason of a tax sharing, tax indemnity or similar agreement entered into by Seller, Parent or any of their present or past Affiliates prior to the Closing (other than this Agreement) or by reason of transferee or successor liability arising in respect of a transaction undertaken by Seller, Parent or any of their present or past Affiliates prior to the Closing; and (v) Taxes imposed on Buyer as a result of any breach of warranty or misrepresentation under Section 4.20, or breach by Seller or Parent of any covenant relating to Taxes.  For purposes of this Agreement, in the case of any Straddle Period, (x) Property Taxes relating to the Purchased Assets allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that fall within the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period, and (y) Taxes (other than Property Taxes) relating to the Purchased Assets for the Pre-Closing Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

“Existing Employee Benefits Business” means the existing business of offering and selling employee benefits consulting services engaged in by BNC National Bank and BNC Asset Management, Inc.

“Fixed Assets” means the furniture, fixtures, office equipment, computer hardware and accessories, communications and networking equipment and other fixed assets owned by Seller and used in the conduct or operation of the Business and included in the Purchased Assets, in each case determined in accordance with the Agreed Accounting Policies.

“GAAP” means United States generally accepted accounting principles, consistently applied, in effect at the date of the financial statement to which it refers.

“Governmental Authority” means any foreign, federal, state, local or other government, governmental or regulatory body, agency, authority or commission, self-regulatory organization, or any court, tribunal or judicial or arbitral body.

“Hazardous Material” means any material, chemical or substance listed, defined, designated or regulated as hazardous, toxic, a pollutant, a contaminant or words of similar import under, or otherwise is regulated pursuant to, any applicable Environmental Law, including pesticides, toxic chemicals, petroleum products and byproducts, asbestos-containing materials and polychlorinated biphenyls.

“Hub” means Hub International Limited, a corporation continued under the laws of Canada.

“Income Tax” means any Tax based on or measured by reference to gross or net income or receipts, and franchise, net worth, capital or other doing business Taxes, including any interest, penalty or addition thereto, irrespective of whether disputed.

“Indebtedness” means, with respect to any Person, all indebtedness of such Person for borrowed money, including (i) all indebtedness evidenced by notes, debentures, bonds or similar instruments; (ii) all capital lease obligations; (iii) all obligations issued or assumed as the deferred purchase price of property or services (other than trade payables incurred in the Ordinary Course of Business); (iv) all obligations (whether fixed or contingent) to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit; (v) all guarantees of obligations of the type described in clauses (i) through (iv) of this definition of another Person; and (vi) all obligations under any acquisition agreements pursuant to which such Person is responsible for any earn-out, note payable or other contingent payments.

“Intellectual Property Rights” means (i) all patents and patent applications; (ii) all trademarks, service marks, logos, trade names, corporate names and Internet domain names, including all goodwill associated therewith and symbolized thereby, and all applications, registrations and renewals in connection therewith; (iii) all registered and unregistered copyrights and copyrightable works of authorship; (iv) all trade secrets of Seller; and (v) all computer software (excluding “shrink-wrap,” “click-wrap” and commercially available “off the shelf” software), including all source code and related source code documentation.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge of Buyer” means the actual knowledge, after reasonable inquiry and investigation, of any of the following persons:  Richard Gulliver, Roy Taylor or Clark Wormer.

“Knowledge of Seller” means the actual knowledge, after reasonable inquiry and investigation, of any of the following persons:  Gregory Cleveland, Richard Milne or Margaret Harman.

“Law” means any applicable law, statute, rule or regulation of any Governmental Authority, including common law, equitable and other legal principles, and any award in any arbitration proceeding.

“Leasehold Improvements and Fixtures” means, to the extent transferable by Seller, all of the leasehold improvements, fixtures and appurtenances owned by Seller and attached to the Real Property that is the subject of the Leases.

“Liabilities” means any and all liabilities, debts, obligations and commitments of any nature whatsoever, whether known or unknown, accrued or fixed, absolute or contingent, or matured or unmatured, including those arising under any Law, License, Order, Action or Contract.

“License” means any license, permit, consent, approval, certification or other authorization of any Governmental Authority.

“Lien” means, with respect to any asset or property, any lien, mortgage, pledge, hypothecation, charge, security interest or encumbrance of any kind in respect of such asset or property.

“Material Adverse Effect” means any change, circumstance, condition, development, event or state of facts that (i) is materially adverse to the assets, business, condition (financial or otherwise) or results of operations of Seller taken as a whole, or (ii) would prevent or materially impair or delay the ability of Seller or Parent to perform their respective obligations hereunder or to consummate the Contemplated Transactions; provided, however, that in no event shall any of the following be deemed to constitute or be taken into account in determining whether there has been a Material Adverse Effect with respect to Seller:  (a) the performance of obligations under this Agreement in accordance herewith, (b) changes in applicable Law or the application thereof, (c) changes affecting the United States economy or the insurance brokerage industry generally, (d) the public announcement or pending nature of the Contemplated Transactions in accordance herewith, or (e) the failure of any Business Employees (other than Richard Milne) to accept Buyer’s offer of employment pursuant to Section 7.7, except, in the case of the foregoing clauses (b) and (c), to the extent the matters referred to therein would be reasonably likely to have a materially disproportionate impact on the assets, business, condition (financial or otherwise) or results of operations of Seller, taken as a whole, relative to other insurance brokerage industry participants.

“Net Working Capital” means, as of a specified date, an amount (which may be positive or negative) equal to (i) the Current Assets minus (ii) the Current Liabilities, in each case determined in accordance with the Agreed Accounting Policies applied in a manner consistent with the preparation of the Reference Statement.

“Order” means any order, injunction, judgment, award, decree or ruling of any Governmental Authority.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency) of the Person in question.

“Permitted Liens” means (i) Liens for current Taxes that (x) are not yet due and payable or (y) are being contested in good faith by appropriate proceedings, provided that adequate accruals or reserves for such Taxes have been established in accordance with GAAP; (ii) Liens imposed by Law, such as materialmen’s, mechanic’s, workmen’s, carrier’s and repairmen’s Liens, that arise or are incurred in the Ordinary Course of Business, that secure amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings, and that do not in the aggregate exceed $50,000; and (iii) other Liens that arise or are incurred in the Ordinary Course of Business (other than in connection with any Indebtedness), are not material in amount and do not adversely affect the title of, materially detract from the value of or materially interfere with any present use of, the assets or properties affected by such Lien.

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, trust, unincorporated organization or Governmental Authority.

“Policies” means all insurance policies sold, placed or renewed by Seller for Clients.

“Post-Closing Period” means any taxable period (or portion thereof) beginning after the Closing Date and the portion of the Straddle Period beginning after the Closing Date.

“Pre-Closing Period” means any taxable period (or portion thereof) ending on or before the Closing Date and the portion of the Straddle Period ending on and including the Closing Date.

“Prepaid Deposits and Expenses” means all security deposits, advances, credits and expenses that are prepaid by Seller and that are used or held for use in, or that arise out of, the operation or conduct of the Business, in each case determined in accordance with the Agreed Accounting Policies and only as and to the extent reflected on the Reference Statement, as revised by the Closing Statement.  For the avoidance of doubt, Prepaid Deposits and Expenses shall not include any prepaid insurance amounts.

“Property Taxes” means real and personal ad valorem property Taxes and any other Taxes imposed on a periodic basis and measured by the level of any item.

“Real Property” means all land, together with all buildings, improvements and fixtures erected thereon and all appurtenances related thereto.

“Reference Date” means December 31, 2006.

“Reference Statement” means the statement, prepared in accordance with the Agreed Accounting Policies and attached hereto as Exhibit B, setting forth the agreed upon calculation of Net Working Capital as of the close of business on the Reference Date.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge or migration of a Hazardous Materials into the indoor or outdoor environment.

“Remedial Action” means any action required by any Governmental Authority or Environmental Law to clean up, remove, treat or in any other way address any Hazardous Materials.

“SEC” means the Securities and Exchange Commission of the United States.

“Seller Indemnified Parties” means (i) Seller, (ii) its Affiliates (including Parent), (iii) their respective directors, officers, employees and agents, and (iv) their respective heirs, executors, successors and permitted assigns.

“Straddle Period” means any taxable year or period beginning on or prior to and ending after the Closing Date.

“Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means all foreign, federal, state and local income, profits, franchise, gross receipts, net receipts, capital stock, recording, stamp, document, transfer, severance, payroll, employment, unemployment, social security, disability, sales, use, property, withholding, excise, value-added, ad valorem, occupancy, insurance premium, including surplus lines insurance, and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties, service fees and additions imposed by any Governmental Authority with respect to such amounts and any interest in respect of such penalties and additions.

“Tax Benefit” means any refund, credit or other reduction in otherwise required Tax payments.

“Tax Contest” means any audit, investigation, claim, dispute or controversy relating to Taxes.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with any Governmental Authority relating to Taxes.

“Territory” means the States of Arizona, Colorado, Minnesota, Nevada, North Dakota and Utah.

“Transfer Taxes” means all sales, use, value added, recording, stamp, document, transfer, gains and similar Taxes, together with all interest, penalties, service fees and additions imposed by any Governmental Authority with respect to such amounts and any interest in respect of such penalties and additions.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended.

1.2.          Cross References.  Each of the following terms is defined in the Section of this Agreement set forth opposite such term:

Term	Section
Accounting Firm	3.2(e)
Agreed Amount	10.6
Agreement	Preamble
Allocation Statement	3.4(a)
Alternative Transaction Proposal	6.8(c)
Assigned Licenses	2.1(m)
Assignment and Assumption Agreement	3.6(f)
Assignment of Lease	3.6(g)
Assumed Liabilities	2.3
BNC Marks	7.13
Business	Recitals
Business Contracts	2.1(g)
Business Intellectual Property Rights	4.18(a)
Buyer	Preamble
Change in Recommendation	6.7
Claim Notice	10.5(a)
Claimed Amount	10.6
Closing	3.5
Closing Amount	3.1(b)
Closing Date	3.5
Closing Deadline	9.1(e)
Closing Net Working Capital	3.2(b)
Closing Statement	3.2(b)
Contemplated Transactions	4.3(a)
Coverage Period	7.10(a)
Deductible	10.4(a)
E&O Policy	7.10(a)
Effective Date	7.7(b)
Employment Agreement	3.6(h)
Estimated Closing Statement	3.2(a)
Estimated Net Working Capital	3.2(a)
Estimated Working Capital Adjustment Amount	3.1(b)
Excluded Assets	2.2
Excluded Contracts	2.2(c)
Excluded Liabilities	2.4

Financial Statements	4.8(a)
Inactive Employees	7.7(a)
Indemnified Party	10.5(a)
Indemnifying Party	10.5(a)
Initial Amount	3.1(a)(i)
Intellectual Property Licenses	2.1(k)
Leases	2.1(h)
Leased Real Property	4.16(b)
Notice of Disagreement	3.2(d)
Organizational Documents	4.2
Owned Intellectual Property	2.2(i)
Parent	Preamble
Parent 401(k) Plan	7.7(j)
Parent Stockholder Approval	4.4
Parent Stockholder Meeting	6.7
Proxy Statement	6.6(a)
Purchase Price	3.1(a)
Purchased Assets	2.1
Representatives	6.5
Required Consents	8.2(e)
Required Licenses	4.14
Restrictive Covenants	3.1(a)
Restrictive Period	7.6(a)
Review Period	3.2(c)
Seller	Preamble
Specified Representations	10.1(a)
Superior Proposal	6.8(c)
Third Party Claim11.5(a)	10.5(a)
Transaction Documents	4.3(a)
Transferred Employee	7.7(a)
Working Capital Adjustment Amount	3.2(f)

1.3.          Interpretation and Rules of Construction.  In this Agreement, unless the context clearly indicates otherwise:  (a) words used in the singular include the plural and words in the plural include the singular; (b) reference to any gender includes the other gender; (c) the word “including” (and with correlative meaning “include”) is not exclusive and shall be deemed to be followed by the words “without limitation”; (d) the words “herein,” “hereunder,” “hereof,” “hereto” and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Section or other provision hereof; (e) reference to any Article, Section, Exhibit or Schedule shall mean such Article or Section of, or such Exhibit or Schedule to, this Agreement, as the case may be, and references in any Section or definition to any clause means such clause of such Section or definition; (f) the Schedules referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein; and (g) reference to any Law shall mean such Law (including all rules and regulations promulgated thereunder) as amended, modified, codified or reenacted, in whole or in part, and in effect at the time of determining compliance or applicability.  The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The parties acknowledge and agree that this Agreement was drafted and negotiated jointly by the parties with the benefit of legal representation, and no rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall apply to any construction or interpretation hereof.

ARTICLE 2
PURCHASE AND SALE

2.1.          Purchased Assets.  Except as otherwise provided in this Agreement (including in particular Sections 2.2 and 2.5), upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, transfer, assign, convey and deliver (or cause to be sold, transferred, assigned, conveyed and delivered) to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of all Liens (other than Permitted Liens), all of Seller’s right, title and interest in, to and under the following assets, properties and rights (collectively, the “Purchased Assets”):

(a)           all Cash and Cash Equivalents to the extent included in the calculation of Net Working Capital;

(b)           all Accounts Receivable;

(c)           all Prepaid Deposits and Expenses;

(d)           all Commission Rights;

(e)           except to the extent expressly provided in Schedule 2.2(m), all Fixed Assets;

(f)            all Client relationships, Client accounts and Client property related to the Business, including all information regarding Clients and their Policies in Seller’s possession and all assets and funds held for Clients by or on behalf of Seller;

(g)           the Contracts set forth in Schedule 2.1(g) (the “Business Contracts”);

(h)           the leases of Real Property set forth in Schedule 2.1(h) (the “Leases”);

(i)            to the extent transferable, the Leasehold Improvements and Fixtures;

(j)            subject to Section 2.2(i), all Intellectual Property Rights that are owned by Seller and used or held for use primarily in the operation or conduct of the Business, together with all rights to sue and recover damages for past, present and future infringement, dilution, misappropriation or violation thereof (the “Owned Intellectual Property”);

(k)           all Contracts pursuant to which Seller licenses or otherwise has the right to use Intellectual Property Rights owned by a third party, to the extent such Intellectual Property

Rights are used or held for use by Seller primarily in the operation or conduct of the Business, including the items identified on Schedule 2.1(k) and any license identified on Schedule 7.13 as being a Purchased Asset (collectively, the “Intellectual Property Licenses”);

(l)            all rights, claims, counterclaims, credits, causes of action or rights of set-off of Seller against third parties to the extent relating primarily to the Purchased Assets or the Assumed Liabilities (but excluding any such items relating to the Pre-Closing Period for which Parent and Seller are obligated to indemnify the Buyer Indemnified Parties);

(m)          all Licenses owned, held or possessed by Seller and used or held for use in the operation or conduct of the Business, including the items required to be set forth in Section 4.14 of the Disclosure Schedule, but only if and to the extent such Licenses may be transferred to Buyer under applicable Law (the “Assigned Licenses”);

(n)           the Books and Records;

(o)           all telephone numbers, facsimile numbers and yellow page listings of Seller used or held for use in the operation or conduct of the Business;

(p)           all of Seller’s rights, if any, to the name “Milne” and any derivative thereof; and

(q)           all goodwill generated by or associated with the Business or the Purchased Assets.

2.2.          Excluded Assets.  Notwithstanding the foregoing provisions of Section 2.1, Seller shall retain ownership of, and shall not sell, transfer, assign, convey or deliver to Buyer, any of its assets, properties or rights other than the Purchased Assets (collectively, the “Excluded Assets”).  Without limiting the generality of the foregoing, the Excluded Assets shall include the following:

(a)           all Cash and Cash Equivalents not included in the calculation of Net Working Capital;

(b)           except as otherwise expressly provided in Section 7.7, all rights in connection with, and all assets of, the Employee Benefit Plans of Seller and its Affiliates;

(c)           all Contracts (other than the Assigned Contracts) to which Seller is a party or otherwise is bound (the “Excluded Contracts”);

(d)           all of Seller’s rights, claims, counterclaims, credits, causes of action and rights of set-off against third parties to the extent relating primarily to the Excluded Assets or the Excluded Liabilities;

(e)           all Licenses owned, held or possessed by Seller affecting or relating to the Business that are not legally transferable to Buyer;

(f)            all Tax Returns of Seller and all workpapers, files or documents relating thereto; provided, however, that Buyer shall be entitled to make copies of Seller’s Tax Returns and related workpapers, files or documents, subject to the restrictions on use and disclosure set forth in the Confidentiality Agreement, to the extent reasonably necessary for Buyer’s operation or conduct of the Business following the Closing, including Buyer’s compliance with Tax laws and Treasury Regulations;

(g)           all rights of Seller to receive Tax refunds, credits or similar payments attributable to Excluded Taxes;

(h)           the Organizational Documents, foreign qualifications, taxpayer and other identification numbers, minute books, stock transfer or ledger books and corporate seal of Seller;

(i)            the BNC Marks and all of Seller’s rights to the name “Scali” and any derivative thereof;

(j)            all insurance policies of Seller and all claims of every nature and description under or arising out of such insurance policies, including any proceeds from and refundable premiums relating to such policies;

(k)           all of Seller’s rights under this Agreement and the other Transaction Documents to which Seller is a party;

(l)            all of the issued and outstanding shares of capital stock of BNC Nevada; and

(m)          any other asset, property or right set forth in Schedule 2.2(m).

2.3.          Assumed Liabilities.  Except as otherwise provided in this Agreement (including in particular Section 2.4), upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall assume and shall thereafter pay, perform and otherwise discharge in accordance with their respective terms and subject to the respective conditions thereof, the following Liabilities of Seller related to the Business (excluding any Excluded Liabilities that may be included therein, collectively the “Assumed Liabilities”):

(a)           all Current Liabilities incurred by Seller in the Ordinary Course of Business, but only as and to the extent reflected on the Closing Statement and included in the calculation of Closing Net Working Capital;

(b)           all Liabilities of Seller arising under the Assigned Contracts, in each case to the extent assigned to Buyer, that are first required to be paid, performed or otherwise discharged after the Closing Date, in each case other than Liabilities arising out of or attributable to any breach or default under any Assigned Contract occurring prior to the Closing Date;

(c)           all Taxes for which Buyer is expressly responsible pursuant to Section 7.8;

(d)           all Liabilities arising out of or relating to any claims by any current or former employees, agents or independent contractors of Seller with respect to any personal injuries, including workers’ compensation or disability, arising after the Closing Date and sustained in connection with the employment or retention of such Person by Buyer;

(e)           all Liabilities arising under or imposed by any Environmental Laws to the extent arising out of or relating to the operation or conduct of the Business or any other activity of Buyer or any of its Affiliates after the Closing Date; and

(f)            all Liabilities arising out of or relating to any Action of a third party or Governmental Authority initiated after the Closing Date arising out of or relating to the ownership or operation of the Business after the Closing Date (including any claims in the nature of an “errors and omissions” claim arising out of or relating to events or conditions occurring after the Closing Date).

2.4.          Excluded Liabilities.  Notwithstanding any provision in this Agreement or any other writing to the contrary (including in particular Section 2.3), except for the Assumed Liabilities, Buyer shall not assume and shall not be liable or responsible to pay, perform or otherwise discharge any Liability of Seller or any of its Affiliates (collectively, the “Excluded Liabilities”), all of which Excluded Liabilities shall be retained by and remain Liabilities of Seller and/or its Affiliates.  Without limiting the generality of the foregoing, the Excluded Liabilities shall include the following:

(a)           all Liabilities arising out of or relating to any Excluded Asset;

(b)           all Liabilities arising out of or relating to the ownership, operation or conduct by Seller of any business other than the Business (including the Existing Employee Benefits Business);

(c)           all Liabilities of Seller, Parent and their Affiliates under this Agreement and the other Transaction Documents;

(d)           all Liabilities of Seller for Accounts Payable that are not included in the calculation of Closing Net Working Capital;

(e)           all Indebtedness of Seller or any of its Affiliates;

(f)            all Liabilities arising out of or relating to employee benefits or employee benefit or compensation plans, programs, agreements or arrangements maintained or contributed to (or formerly maintained or contributed to) by Seller or any of its current or former ERISA Affiliates, including without limitation (i) all Liabilities arising under the Employee Benefit Plans, (ii) all Liabilities with respect to compensation, commissions, vacation, sick pay or paid time off and other employee benefits of any nature owed to any current or former employees, agents or independent contractors of Seller that are payable with respect to services performed by such individuals prior to or on the Closing Date, and (iii) all other Liabilities for which Seller is expressly responsible pursuant to Section 7.7;

(g)           all severance and related obligations (including the obligation to provide “continuation coverage” as provided by Part 6 of Title I of ERISA and Section 4980B of the Code) arising in connection with the termination of any Business Employee whose employment is terminated prior to or on the Closing Date and all other Liabilities for any severance pay or benefits pursuant to any Employee Benefit Plan or applicable Law for any Business Employees (and their covered dependents) who do not become Transferred  Employees;

(h)           all Liabilities arising out of or relating to any claims by any current or former employees, agents or independent contractors of Seller with respect to any personal injuries, including workers’ compensation or disability, arising on or prior to the Closing Date, regardless of when any such claim is made or asserted, and sustained in connection with the employment or retention of such Person by Seller;

(i)            all Excluded Taxes and all other Taxes and amounts for which Seller is expressly responsible pursuant to Section 7.8;

(j)            all Liabilities of Seller or any of its Affiliates arising out of or relating to the Assigned Contracts to the extent such Liabilities, but for a breach or default by Seller or any of its Affiliates, would have been paid, performed or otherwise discharged in accordance with their terms prior to or on the Closing Date;

(k)           all Liabilities arising out of or relating to the Excluded Contracts;

(l)            all Liabilities arising under or imposed by any Environmental Laws to the extent arising out of or relating to the operation or conduct of the Business or any other activity of Seller or any of its Affiliates prior to or on the Closing Date;

(m)          all Liabilities arising out of or relating to any Action of a third party or Governmental Authority (i) pending on the Closing Date (including any Actions required to be set forth in Section 4.12 of the Disclosure Schedule) or (ii) initiated after the Closing Date arising out of or relating to the ownership or operation of the Business prior to or on the Closing Date (including any claims in the nature of an “errors and omissions” claim arising out of or relating to events or conditions occurring prior to or on the Closing Date, regardless of when any such claim is made or asserted);

(n)           any obligation of Seller or any of its Affiliates to indemnify any Person by reason of the fact that such Person is or was a director, officer, employee or agent of Seller or is or was serving at the request of Seller as a partner, trustee, director, officer, employee or agent of another entity (whether such indemnification is pursuant to any applicable Law, the Organizational Documents or otherwise); and

(o)           the Liabilities set forth in Schedule 2.4(o).

ARTICLE 3
PURCHASE PRICE; CLOSING

3.1.          Purchase Price; Closing Amount.

(a)           Generally.  The aggregate purchase price (the “Purchase Price”) to be paid by Buyer to Seller for the Purchased Assets and the restrictive covenants set forth in Section 7.6

(the “Restrictive Covenants”) shall be $37,250,000 (the “Initial Amount”), subject to adjustment as provided in Section 3.2.

(b)           Closing Amount.  At the Closing, Buyer shall pay to Seller an amount in cash (the “Closing Amount”) equal to (i) the Initial Amount and (ii) (A) plus, if Estimated Net Working Capital exceeds Base Net Working Capital, the absolute amount of such excess or (B) minus, if Estimated Net Working Capital is less than Base Net Working Capital, the absolute amount of such shortfall (the amount by which the Initial Amount is to be increased or decreased pursuant to this clause (ii) is referred to herein as the “Estimated Working Capital Adjustment Amount”).  The Closing Amount shall be paid at the Closing as provided in Section 3.7(a).

3.2.          Working Capital Adjustment.  The Purchase Price shall be subject to adjustment as specified in this Section 3.2:

(a)           Preparation of Estimated Closing Statement.  At least five (5) Business Days prior to the scheduled Closing Date, Seller shall prepare and deliver (or cause to be prepared and delivered) to Buyer a statement (the “Estimated Closing Statement”) setting forth Seller’s good faith estimate of Closing Net Working Capital (such estimate, the “Estimated Net Working Capital”).  The Estimated Closing Statement (i) shall be prepared in accordance with the Agreed Accounting Policies, applied in a manner consistent with the preparation of the Reference Statement, (ii) shall include line items substantially similar to those contained in the Reference Statement, (iii) shall be accompanied by appropriate information and documentation in reasonable detail supporting Seller’s estimate and (iv) shall be subject to approval by Buyer (such approval shall not be unreasonably withheld, conditioned or delayed).

(b)           Preparation of Closing Statement.  As promptly as practicable (but in no event later than ninety (90) days) after the Closing Date, Buyer (with the assistance of Seller to the extent requested by Buyer) shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth Buyer’s calculation of Net Working Capital as of the close of business on the Closing Date (as finally determined pursuant to Section 3.2(d) or Section 3.2(e), the “Closing Net Working Capital”).  The Closing Statement (i) shall be prepared in accordance with the Agreed Accounting Policies, applied in a manner consistent with the preparation of the Reference Statement, (ii) shall include line items substantially similar to those contained in the Reference Statement and (iii) shall be accompanied by appropriate information and documentation in reasonable detail supporting Buyer’s calculation.

(c)           Examination by Seller.  Seller shall have thirty (30) days following the date of Buyer’s delivery of the Closing Statement (the “Review Period”) to review and respond to the Closing Statement and the calculation of Closing Net Working Capital set forth therein.  During the Review Period, Buyer shall (and shall cause its representatives to) afford Seller and its representatives reasonable access during normal business hours to the books and records of Buyer with respect to the Business and the personnel of, and work papers prepared by or for, Buyer and/or its accountants to the extent that they relate to or are useful to the calculation of Closing Net Working Capital.

(d)           Objection by Seller.  If Seller disagrees in good faith with Buyer’s calculation of Closing Net Working Capital as set forth in the Closing Statement delivered pursuant to Section 3.2(b), Seller may, on or prior to the last day of the Review Period, deliver to Buyer a written notice of disagreement (the “Notice of Disagreement”) setting forth in reasonable detail those items or amounts included in the Closing Statement as to which Seller disagrees and the basis for such disagreement.  Seller shall be deemed to have agreed with all other items and amounts set forth in the Closing Statement other than those specified in the Notice of Disagreement.  If Seller does not deliver a Notice of Disagreement to Buyer that complies with this Section 3.2(d) within the Review Period, (x) the Closing Statement delivered pursuant to Section 3.2(b) shall be deemed to have been accepted and shall be final, binding and conclusive on the parties and (y) the calculation of Closing Net Working Capital set forth therein shall be used to compute the Working Capital Adjustment Amount.  If Seller delivers a Notice of Disagreement to Buyer that complies with this Section 3.2(d) within the Review Period, Buyer and Seller shall, during the twenty (20) days following such delivery, negotiate in good faith to resolve in writing the matters specified in the Notice of Disagreement.  Any such matters that are resolved by a written agreement between Buyer and Seller shall be final, binding and conclusive on the parties.

(e)           Resolution of Disputes.  If Buyer and Seller are unable to reach an agreement with respect to all of the matters specified in the Notice of Disagreement at the end of such 20-day period, they shall submit the matters that remain in dispute for resolution to the independent accounting firm of Ernst & Young LLP (the “Accounting Firm”).  Each party agrees to execute, if requested by the Accounting Firm, a reasonable engagement letter.  Buyer and Seller shall jointly instruct the Accounting Firm that it (i) shall act as experts in accounting, and not as arbitrators, to resolve the matters specified in the Notice of Disagreement that remain in dispute in accordance with the Agreed Accounting Policies, applied in a manner consistent with the preparation of the Reference Statement, (ii) shall adjust the Closing Statement and the calculation of Closing Net Working Capital based thereon to reflect such resolution, (iii) may not determine an amount of Closing Net Working Capital in excess of that claimed by Seller or less than that claimed by Buyer, and (iv) shall deliver to Buyer and Seller a written decision as promptly as practicable and in any event within thirty (30) days following the submission of the matters that remain in dispute to the Accounting Firm for resolution.  The fees and expenses of the Accounting Firm shall be borne proportionately by Buyer and Seller to the extent that their respective determinations of Closing Net Working Capital differ from the Accounting Firm’s final determination of Closing Net Working Capital (such proportional responsibility to be determined conclusively by the Accounting Firm and included in its written decision).

(f)            Calculation of Working Capital Adjustment Amount.  The “Working Capital Adjustment Amount” shall be the positive or negative amount equal to (i) Closing Net Working Capital less (ii) the Estimated Working Capital Adjustment Amount.

(g)           Payment of Working Capital Adjustment Amount.  Promptly (but not later than five (5) Business Days) after the determination of Closing Net Working Capital in accordance with this Section 3.2, (i) if the Working Capital Adjustment Amount is positive, Buyer shall pay to Seller, as an adjustment to the Purchase Price, the Working Capital Adjustment Amount, and (ii) if the Working Capital Adjustment Amount is negative, Seller shall pay to Buyer, as an adjustment to the Purchase Price, the Working Capital Adjustment Amount, in each case together with interest thereon during the period from and including the Closing Date to but excluding the date of payment, at a rate per annum equal to the Prime Rate in effect on the

Closing Date as published in The Wall Street Journal, Central Edition.  Any such payment shall be made by wire transfer of immediately available funds to a bank account or accounts as shall be designated in writing by the party receiving such payment no later than one (1) Business Day prior to the date of payment.

3.3.          [INTENTIONALLY OMITTED]

3.4.          Purchase Price Allocation.

(a)           Within one hundred twenty (120) days after the Closing Date, Buyer shall deliver to Seller a schedule (the “Allocation Statement”) setting forth Buyer’s proposed allocation of the Purchase Price (including the Assumed Liabilities and all other capitalized costs) among the Purchased Assets and the Restrictive Covenants, which Allocation Statement shall have been prepared by Buyer and, with respect to the intangible assets included in the Purchased Assets, an independent third party appraiser (the costs of which shall be borne by Buyer) in accordance with Code Section 1060 and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate).

(b)           Within thirty (30) days after delivery of the Allocation Statement, Seller shall notify Buyer in writing of any objections Seller has to the allocation set forth in the Allocation Statement.  In the event Seller fails to so notify Buyer within such thirty-day period, Seller shall be deemed to have agreed to and accepted Buyer’s proposed allocation.  If Seller so notifies Buyer within such thirty-day period, Buyer and Seller shall negotiate in good faith to revise the allocations specified in the Allocation Statement to their mutual satisfaction within twenty (20) days.

(c)           If Buyer and Seller are unable to resolve any differences within such twenty-day period, Buyer and Seller shall jointly retain the Accounting Firm to resolve any disputed items.  The Accounting Firm shall deliver to Buyer and Seller, as promptly as practicable, a written decision setting forth its resolution of any such disputed items, which decision shall be final, binding and conclusive on the parties, and the Allocation Statement shall be adjusted to reflect such resolution.  The fees and expenses of the Accounting Firm shall be borne proportionately by Buyer and Seller to the extent that their respective purchase price allocations differ from the Accounting Firm’s resolution of the disputed items (such proportional responsibility to be determined conclusively by the Accounting Firm and included in its written decision).

(d)           The Purchase Price (including the Assumed Liabilities and all other capitalized costs) shall be allocated in accordance with the Allocation Statement as it may be adjusted pursuant to this Section 3.4 and, subject to the requirements of Applicable Law, all Tax Returns (including IRS Form 8594) and reports filed by Buyer and Seller shall be prepared consistently with such Allocation Statement.

3.5.          Closing.  The closing of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities (the “Closing”) shall take place at such place as the parties may agree, at 10:00 a.m., local time, on the second Business Day following the satisfaction or (to the extent permitted by applicable Law) waiver of all of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions).  The date on which the Closing actually occurs shall be referred to herein as the “Closing Date.”  The Closing shall be deemed effective as of 12:01 a.m., Eastern Standard Time, on the Closing Date, and all documents delivered and actions taken at the Closing shall be deemed to have been delivered or taken simultaneously.

3.6.          Closing Deliveries of Parent and Seller.  At the Closing, Parent or Seller shall deliver (or cause to be delivered) to Buyer the following:

(a)           a copy of Seller’s Articles of Incorporation certified as of a recent date prior to the Closing Date by the Secretary of the State of Arizona;

(b)           a certificate of good standing for Seller issued as of a recent date prior to the Closing Date by the Secretary of the State of Arizona;

(c)           a certificate of the secretary or an assistant secretary of Seller, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to (i) no amendments to the Articles of Incorporation of Seller since the date of the certificate specified in clause (a) above; (ii) the By-laws of Seller; (iii) the resolutions adopted by the Board of Directors and sole shareholder of Seller authorizing and approving the execution, delivery and performance of this Agreement and the other Transaction Documents to which Seller is a party and the consummation of the Contemplated Transactions, which resolutions shall have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Closing Date; and (iv) the incumbency and signatures of the officers of Seller authorized to execute and deliver each Transaction Document to which Seller is a party;

(d)           a certificate of the secretary or an assistant secretary of Parent, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to (i) the resolutions adopted by the Board of Directors of Parent authorizing and approving the execution, delivery and performance of this Agreement and the other Transaction Documents to which Parent is a party and the consummation of the Contemplated Transactions, which resolutions shall have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Closing Date; and (ii) the incumbency and signatures of the officers of Parent authorized to execute and deliver each Transaction Document to which Parent is a party;

(e)           a receipt for the Closing Amount, duly executed by Seller;

(f)            a Bill of Sale, Assignment and Assumption Agreement, dated the Closing Date, substantially in the form of Exhibit C attached hereto (the “Assignment and Assumption Agreement”), duly executed on behalf of Seller;

(g)           an Assignment, Assumption and Release of Lease Agreement for each Lease dated the Closing Date, substantially in the form of Exhibit D attached hereto (each, an “Assignment of Lease”), duly executed on behalf of the landlord under each Lease;

(h)           an Employment Agreement dated the Closing Date, substantially in the form of Exhibit E attached hereto, duly executed by Richard Milne (the “Employment Agreement”);

(i)            the certificates referred to in Sections 8.2(a) and 8.2(b), duly executed on behalf of Seller and Parent;

(j)            the Books and Records, the Assigned Contracts and the Assigned Licenses (to the extent not located on the premises where the Business is conducted);

(k)           documentation, in form and substance reasonably satisfactory to Buyer, with respect to errors and omissions tail coverage meeting the requirements of Section 7.10;

(l)            all consents, waivers or approvals obtained by Parent or Seller with respect to the consummation of the Contemplated Transactions, including the Required Consents; and

(m)          such other bills of sale, assignments and instruments of transfer as Buyer may reasonably request or as otherwise may be necessary to evidence and effect the sale, transfer, assignment, conveyance and delivery of the Purchased Assets to Buyer.

3.7.          Closing Deliveries of Buyer.  At the Closing, Buyer shall deliver (or cause to be delivered) to Seller the following:

(a)           the Closing Amount, by wire transfer of immediately available United States funds to the bank account of Seller set forth in Schedule 3.7(a);

(b)           a certificate of the secretary or an assistant secretary of Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Seller, as to (i) the resolutions adopted by the Board of Directors of Buyer authorizing and approving the execution, delivery and performance of this Agreement and the other Transaction Documents to which Buyer is a party and the consummation of the Contemplated Transactions, which resolutions shall have been certified as true, correct and in full force and effect without rescission, revocation or amendment as of the Closing Date; and (ii) the incumbency and signatures of the officers of Buyer authorized to execute and deliver each Transaction Document to which Buyer is a party;

(c)           the Assignment and Assumption Agreement, duly executed on behalf of Buyer;

(d)           an Assignment of Lease for each Lease, each duly executed on behalf of Buyer;

(e)           the Employment Agreement, duly executed on behalf of Buyer;

(f)            the certificate referred to in Section 8.1(a), duly executed on behalf of Buyer;

(g)           any consents, waivers or approvals obtained by Buyer with respect to the consummation of the Contemplated Transactions; and

(h)           such other instruments as Seller may reasonably request or as otherwise may be necessary to evidence and effect the assumption of the Assumed Liabilities by Buyer.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT

As an inducement to Buyer to enter into this Agreement and to consummate the Contemplated Transactions, Seller and Parent jointly and severally represent and warrant to Buyer as follows:

4.1.          Organization.  Each of Parent and Seller (a) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, which jurisdictions are set forth in Section 4.1 of the Disclosure Schedule; and (b) has the requisite corporate power and authority to own or lease and to operate and use its assets and properties and to carry on its business as currently conducted.  Seller is duly qualified or licensed to transact business as a foreign corporation and is in good standing in each jurisdiction set forth in Section 4.1 of the Disclosure Schedule, which are the only jurisdictions where such qualification or licensing is necessary under applicable Law, except where the failure to be so qualified or licensed and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2.          Organizational Documents.  Seller heretofore has delivered to Buyer true and complete copies of its Articles of Incorporation and By-laws, in each case as amended through the date of this Agreement (collectively, the “Organizational Documents”).  Seller is not in default under or violation of any provision of its Organizational Documents in any material respect.

4.3.          Authorization.

(a)           Each of Parent and Seller has the requisite corporate power and authority to execute and deliver this Agreement and each of the other agreements, documents and certificates referred to herein or contemplated hereby (collectively with this Agreement, the “Transaction Documents”) to which it is, or is specified to be, a party and, subject to receipt of the Parent Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby (collectively, the “Contemplated Transactions”).  The execution, delivery and performance by each of Parent and Seller of each Transaction Document to which it is, or is specified to be, a party and the consummation by Parent and Seller of the Contemplated Transactions have been duly authorized and approved by all necessary corporate action on the part of Parent and Seller, other than the Parent Stockholder Approval.  Each of Parent and Seller has duly executed and delivered this Agreement and, at or prior to the Closing, will have duly executed and delivered each other Transaction Document to which it is, or is specified to be, a party, and this Agreement constitutes, and each other Transaction Document to which it is, or is specified to be, a party will at and after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its respective terms.

(b)           The Board of Directors of Parent has (i) determined that the sale of the Purchased Assets pursuant to this Agreement is in the best interests of Parent, (ii) recommended that Parent’s stockholders approve the sale of the Purchased Assets pursuant to this Agreement and (iii) directed that the sale of the Purchased Assets pursuant to this Agreement be submitted to Parent’s stockholders for their approval.

4.4.          No Conflicts.  The execution, delivery and performance by each of Parent and Seller of each Transaction Document to which it is, or is specified to be, a party, and the consummation by each of Parent and Seller of the Contemplated Transactions, do not and will not, subject to obtaining the affirmative vote of the holders of at least a majority of the issued and outstanding shares of common stock, $0.01 par value, of Parent (the “Parent Stockholder Approval”) and subject to obtaining the consents and approvals listed in Section 4.5 of the Disclosure Schedule:  (a) conflict with or violate any provision of the Organizational Documents or the comparable governing documents of Parent; (b) conflict with or violate, or constitute a default or an event that, with the giving of notice or passage of time or both, would become a default under, or give rise to any rights of acceleration, termination or cancellation or a loss of rights under, or require any consent or other action by any Person under, or result in the creation or imposition of any Lien upon any Purchased Asset under, any Assigned Contract, any Assigned License or any other material Contract to which Parent or Seller is a party or by which Parent, Seller or any of the Purchased Assets is bound; or (c) conflict with or violate any Order or any Law binding upon or applicable to Parent, Seller, the Business or the Purchased Assets, other than, in the case of clause (b) or (c) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

4.5.          Required Consents and Approvals.  The execution, delivery and performance by each of Parent and Seller of each Transaction Document to which it is, or is specified to be, a party, and the consummation by each of Parent and Seller of the Contemplated Transactions, do not and will not require the consent, approval or authorization of, or the making of any declaration, filing or registration with, or the giving of any notification to, any Governmental Authority or any other third party (including a party to any Assigned Contract), other than (a) the Parent Stockholder Approval, (b) as set forth in Section 4.5 of the Disclosure Schedule or (c) such consents, approvals, authorizations, declarations, filings, registrations and notifications the failure of which to obtain, make or give would not, individually or in the aggregate, have or would not reasonably be expected to have a Material Adverse Effect.

4.6.          Ownership of Seller.  Seller is an indirect, wholly owned subsidiary of Parent.

4.7.          Subsidiaries and Investments.  Except for BNC Nevada, Seller does not directly or indirectly own, of record or beneficially, any equity interests in or control any other Person.

4.8.          Financial Statements.

(a)           Section 4.8 of the Disclosure Schedule contains true and complete copies of the unaudited balance sheet of Seller as of December 31, 2006, and the related unaudited statement of income of Seller for the fiscal year then ended (collectively, the “Financial Statements”).

(b)           The Financial Statements (i) have been prepared from, and are in accordance with in all material respects, the books of account and other financial records of Seller; (ii) have been prepared in accordance with GAAP consistently applied during the periods involved (except as may be indicated therein and subject to the absence of footnotes); and (iii) present fairly and accurately, in all material respects, the financial position of Seller with respect to the Business as of the date thereof and the results of operations of Seller with respect to the Business for the period covered thereby.

4.9.          No Undisclosed Liabilities.  Except as set forth in Section 4.9 of the Disclosure Schedule, Seller has not incurred any Liability relating to or arising out of the Purchased Assets or the operation or conduct of the Business, other than (i) Liabilities accrued or reserved against on the Financial Statements, (ii) Liabilities not required by GAAP to be accrued or reserved against on the Financial Statements that have been incurred in the Ordinary Course of Business and that are not, individually or in the aggregate, material to the Business or (iii) Liabilities similar in nature and amount to those accrued or reserved against on the Financial Statements that have been incurred after the Reference Date in the Ordinary Course of Business and not in violation of this Agreement, and that are not, individually or in the aggregate, material to the Business.  Except as set forth in Section 4.9 of the Disclosure Schedule, Seller does not have any Indebtedness.

4.10.        Absence of Certain Changes.  Except as set forth in Section 4.10 of the Disclosure Schedule, since the Reference Date, Seller has conducted the Business only in the Ordinary Course of Business and there has not been:

(a)           any change, condition, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(b)           any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business or the Purchased Assets that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(c)           any incurrence, assumption or guarantee by Seller of any Indebtedness other than to its Affiliates;

(d)           any sale, lease, transfer or other disposition of any assets or properties of Seller used in the Business, other than the sale or other disposition of immaterial assets and properties for fair value in the Ordinary Course of Business;

(e)           any creation or assumption by Seller of any Lien on any assets or properties of Seller used in the Business, other than Permitted Liens or Liens that will be released in full prior to the Closing;

(f)            any increase in the salaries, bonuses, incentives or other benefits payable to any of the Business Employees to whom offers of employment will be made by Buyer pursuant to Section 7.7, other than (i) normal recurring salary increases in the Ordinary Course of Business, (ii) changes in existing Employee Benefit Plans that are applicable to all similar situated employees of Parent and its Affiliates or (iii) as required by applicable Law, any existing Contract or any existing Employee Benefit Plan;

(g)           any cancellation of any debts owed to Seller, or settlement or compromise of any material claims (including the settlement of any litigation) held by Seller, in connection with the Business, in each case other than in the Ordinary Course of Business;

(h)           any capital expenditure or commitment for any capital expenditure in excess of $25,000 individually or $50,000 in the aggregate; or

(i)            any material change in the accounting methods, principles or policies used by Seller from those applied in the preparation of the Financial Statements, other than any change required by applicable Law or a change in GAAP.

4.11.        Contracts.

(a)           Except as set forth in Section 4.11(a) of the Disclosure Schedule, Seller is not a party to or otherwise bound by any of the following Contracts:

(i)            any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) for which a closing has not occurred;

(ii)           any Contract under which Seller is, or may become, obligated to pay any amount in respect of an “earn-out” or any other form of deferred purchase price payment in connection with any acquisition of assets or securities, merger, consolidation or other business combination;

(iii)          any Contract for or relating to Indebtedness (including all loan agreements, bonds, debentures, notes, mortgages, indentures or guarantees) or creating or granting a Lien (other than a Permitted Lien) on any of the Purchased Assets; or

(iv)          any Contract that purports to restrict or otherwise limit the ability of Seller (or would limit the ability of Buyer after the Closing) to (A) compete with, or solicit the services or employment of, any Person, (B) engage in any line of business or (C) operate in any geographical area.

(b)           Except as set forth in Section 4.11(b) of the Disclosure Schedule, each Assigned Contract (i) is a legal, valid and binding obligation of Seller and, to the Knowledge of Seller, the other parties thereto, (ii) is in full force and effect in accordance with its terms and (iii) may be assigned to Buyer and will continue in full force and effect upon consummation of the Contemplated Transactions without penalty or other adverse consequence subject to obtaining the consents and approvals set forth in Section 4.5 of the Disclosure Schedule.  Neither Seller nor, to the Knowledge of Seller, any other party thereto has received any written notice of, or is in, any material breach of or default under any Assigned Contract.  Seller heretofore has made available to Buyer a true and complete copy of each Assigned Contract, including all amendments thereto.

(c)           Other than this Agreement, there are no existing agreements, options, commitments or rights with, of or to any Person to acquire any of the Purchased Assets, or any portion thereof or interest therein.

4.12.        Litigation.  Except as set forth in Section 4.12 of the Disclosure Schedule (which, with respect to each Action set forth therein, sets forth the parties, nature of the proceeding, date commenced and amount of damages or other relief sought), (a) there is no material Action pending or, to the Knowledge of Seller, threatened by or against Seller that relates to the Business or any Purchased Asset; (b) there is no Action pending or, to the Knowledge of Seller, threatened that in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the Contemplated Transactions; and (c) Seller is not subject to or otherwise bound by any Order that prohibits or limits in any material respect the conduct of the Business.

4.13.        Compliance with Laws and Orders.  Seller has conducted and continues to conduct the Business in compliance with all Laws and Orders applicable to or affecting the Business or the ownership or use of the Purchased Assets, except for any noncompliance that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  Seller has not received any notice of any material violation of and, to the Knowledge of Seller, has not been threatened to be charged with any material violation of, any Law or Order applicable to or affecting the Business or any Purchased Asset.  For the avoidance of doubt, this Section 4.13 does not apply to (a) Tax matters, which are the subject of Section 4.20, (b) environmental matters, which are the subject of Section 4.21, or (c) employee benefits matters, which are the subject of Section 4.24.

4.14.        Licenses.  Seller and the Business Employees own, hold or possess all insurance agent and/or broker licenses and all other Licenses required for the lawful conduct of the Business as currently conducted and the ownership or leasing of the Purchased Assets (the “Required Licenses”), except for any failure to own, hold or possess any License that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.  Section 4.14 of the Disclosure Schedule sets forth a true and complete list of each Required License, together with the name of the Governmental Authority issuing such Required License.  Except as set forth in Section 4.14 of the Disclosure Schedule, (a) each Required License is valid and in full force and effect; (b) neither Seller nor, to the Knowledge of Seller, any Business Employee has received any written notice of, or is in, any material violation of or default under any Required License; and (c) no Actions are pending or, to the Knowledge of Seller, threatened that would result in the revocation, cancellation, suspension or adverse modification of any Required License.

4.15.        Title to and Sufficiency of Assets.

(a)           Seller has, and subject to Section 2.5 at the Closing Seller will transfer to Buyer, good, valid and marketable title to, or in the case of leased assets and properties a valid leasehold interest in, all of its assets, properties and other rights included in the Purchased Assets, in each case free and clear of any and all Liens (other than Permitted Liens), other than any assets and properties sold after the date hereof in the Ordinary Course of Business and not in violation of the terms of this Agreement.  This Section 4.15(a) shall not apply to the assets being transferred to Buyer pursuant to Section 2.1(p).

(b)           The Purchased Assets constitute, and on the Closing Date will constitute, substantially all of the assets, properties and rights necessary for the operation and conduct of the Business as currently conducted.

4.16.        Real Property.

(a)           Seller does not own any Real Property, and does not currently have any options or rights of first refusal to purchase any Real Property.

(b)           Section 4.16(b) of the Disclosure Schedule sets forth a true and complete list and brief description of each lease under which Seller leases any Real Property in connection with the Business, specifying in each case the parties thereto, the monthly rent, the lease expiration date and the location of the Real Property covered thereby.  Seller has, and upon execution and delivery of an Assignment of Lease with respect to each Lease at the Closing Buyer will have, a valid and existing leasehold interest in, and the right to quiet enjoyment of, all of the Real Property that is the subject of any Lease (the “Leased Real Property”), and the landlord of any Leased Real Property will not be entitled to recapture or terminate any lease solely as a result of the consummation of the Contemplated Transactions.  Except as set forth in Section 4.16(b) of the Disclosure Schedule, there are no Contracts granting to any third party the right of use or occupancy of any portion of any Leased Real Property.  To the Knowledge of Seller, (i) there are no pending or contemplated proceedings to modify or amend any building code or zoning or land use Laws that affect the present use of any Leased Real Property; and (ii) neither the whole nor any part of any Leased Real Property is subject to any pending or threatened suit for condemnation or other taking by any Governmental Authority.  Each Leased Real Property is occupied under a valid and current certificate of occupancy or similar permit.

4.17.        Personal Property.  Section 4.17 of the Disclosure Schedule sets forth a true and complete list of all material tangible personal property used or held for use in the operation or conduct of the Business, specifying in each case whether such tangible personal property is owned or leased and, in the case of leased tangible personal property, the name of the lessor, the annual rent and the lease term.  Substantially all such material tangible personal property has been reasonably maintained in accordance with good business practice, is in good operating condition (giving due account to the age and length of use of same, ordinary wear and tear excepted) and is substantially suitable for its present uses.

4.18.        Intellectual Property.

(a)           Seller owns all right, title and interest in and to the Owned Intellectual Property, and has the right to use the Intellectual Property Rights licensed to it pursuant to the Intellectual Property Licenses (subject to and in accordance with the applicable Intellectual

Property License), in each case free and clear of all Liens (other than Permitted Liens and royalties under and other terms and conditions of any applicable Intellectual Property License).

(b)           Section 4.18(b)(i) of the Disclosure Schedule sets forth a true and complete list of the Owned Intellectual Property that has been registered or is the subject of an application for registration with any Governmental Authority.  Section 4.18(b)(ii) of the Disclosure Schedule sets forth a true and complete list of all Intellectual Property Licenses (other than software that is generally commercially available under “off-the-shelf” or “shrink-wrap” licenses).  There are no Contracts under which any Owned Intellectual Property has been licensed to any third party.

(c)           Except as set forth in Section 4.18(c) of the Disclosure Schedule or except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Business, as presently conducted, does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any third party; (ii) there are no Actions pending or, to the Knowledge of Seller, threatened alleging that the Business, as presently conducted, infringes, misappropriates or otherwise violates the Intellectual Property Rights of any third party or challenging Seller’s ownership of any Owned Intellectual Property or use of any Intellectual Property License; and (iii) to the Knowledge of Seller, no third party (including any current or former employee of Seller) infringes, misappropriates or otherwise violates any Owned Intellectual Property.

4.19.        Accounts Receivable.  All existing Accounts Receivable have arisen from, and all Accounts Receivable existing as of the Closing Date will have arisen from, bona fide transactions in the Ordinary Course of Business.

4.20.        Tax Matters.

(a)           Except as set forth in Section 4.20 of the Disclosure Schedule, (a) Seller has or will have timely filed all material Tax Returns that are or will be required to be filed before the Closing Date with respect to the Business or the Purchased Assets; (b) all such Tax Returns are or will be complete and correct in all material respects and disclose or will disclose all Taxes required to be paid in respect of the Business and the Purchased Assets; (c) all material Taxes owed by Seller that are due and payable with respect to Pre-Closing Periods have been or will be timely paid by Seller, the non-payment of which could result in a Lien on any Purchased Asset, could otherwise adversely affect the Business or could result in Buyer becoming liable or responsible therefor; (d) Seller has timely collected or withheld, and timely paid to the appropriate taxing authorities, set aside in accounts for such purpose, or accrued, reserved against and entered upon the Financial Statements, all monies required to have been collected or withheld from Business Employees for Income Taxes and social security and other payroll Taxes; (e) there is no Action pending or, to the Knowledge of Seller, threatened against Seller with respect to any Taxes associated with the Purchased Assets or the Business; (f) there are no Liens for Taxes on any of the Purchased Assets (other than Liens for current Taxes that are not yet due and payable); (g) Seller does not have any liability for the Taxes of any other Person, the non-payment of which would result in a Lien on any Purchased Asset, would otherwise adversely affect the Business or would result in Buyer becoming liable or responsible therefor; (h) there has not been any waiver or extension of any statute of limitations in respect of Taxes associated with the Purchased Assets or the Business which waiver is currently in effect; and (i) Seller is not a “foreign person” as defined in Section 1445(f)(3) of the Code.

(b)           Notwithstanding anything contained in this Agreement to the contrary, this Section 4.20 contains the sole and exclusive representations and warranties of Parent and Seller with respect to Tax matters.

4.21.        Environmental Matters.

(a)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:  (i) Seller and its operations are in compliance with all applicable Environmental Laws; (ii) no Environmental Permits are required to conduct the Business as currently conducted; (iii) there is no Action pending or, to the Knowledge of Seller, threatened against Seller in respect of (A) noncompliance with any Environmental Laws or Environmental Permits or (B) the Release of any Hazardous Materials; (iv) to the Knowledge of Seller, there has not been any Release of any Hazardous Materials in, on or under any Real Property currently leased by Seller; and (v) there is no Cleanup of Hazardous Materials being conducted or planned at any Real Property currently or previously owned or leased by Seller.

(b)           Notwithstanding anything contained in this Agreement to the contrary, this Section 4.21 contains the sole and exclusive representations and warranties of Parent and Seller with respect to Environmental Laws.

4.22.        Employees.  Section 4.22 of the Disclosure Schedule sets forth a true and complete list of the name, title or position held, date of hire, current annual base salary or draw and 2006 annual bonus and/or sales commissions of each Business Employee.  To the Knowledge of Seller, none of the Business Employees intends to resign or retire as a result of the Contemplated Transactions.  Except as set forth in Section 4.22 of the Disclosure Schedule, (a) each Business Employee is an employee “at will” whose employment may be terminated at any time without liability to Seller; and (b) none of the Business Employees is on a medical, disability, family or other leave of absence.

4.23.        Labor Matters.  Except as set forth in Section 4.23 of the Disclosure Schedule, (a) Seller is in compliance in all material respects with all applicable Laws regarding employment and employment practices, terms and conditions of employment, termination of employment, immigration, occupational health and safety rules, and wages and hours; (b) Seller is not a party to or otherwise bound by any collective bargaining agreement or other agreement with a labor union or labor organization with respect to the Business; (c) there is no organizational campaign or other effort to cause a union or labor organization to be recognized or certified as a representative on behalf of the Business Employees in dealing with Seller; (d) Seller is not the subject of any proceeding asserting that Seller has committed an unfair labor practice; (e) there is no pending or, to the Knowledge of Seller, threatened labor strike or work stoppage involving the Business Employees; (f) there is no pending or, to the Knowledge of Seller, threatened Action involving any current or former Business Employee (including any worker’s compensation claims); and (g) to the Knowledge of Seller, no Business Employee is performing any job duties or engaging in other activities on behalf of Seller that would violate any employment, non-competition, non-solicitation or nondisclosure agreement between such employee and any former employer.

4.24.        Employee Benefit Matters.

(a)           Section 4.24(a) of the Disclosure Schedule sets forth a true and complete list of each Employee Benefit Plan.  Seller heretofore has made available to Buyer true and complete copies of the following:  (i) all written Employee Benefit Plans (including all amendments thereto) and, in the case of unwritten Employee Benefit Plans, written descriptions thereof; (ii) the most recent summary plan description for each Employee Benefit Plan, if any; and (iii) the most recent determination letter received from the IRS with respect to each Employee Benefit Plan, if any.

(b)           Except as set forth in Section 4.24(b) of the Disclosure Schedule, (i) each Employee Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS that such Employee Benefit Plan is so qualified under the Code, and no fact or event has occurred since the date of such determination letter that would reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan; (ii) Seller has timely made all required contributions, assessments and premium payments on account of each Employee Benefit Plan; (iii) no act or omission has occurred and no condition exists with respect to any Employee Benefit Plan that would subject the Business, any Purchased Asset, Buyer or any of its Affiliates to any material fine, penalty, tax or other Liability imposed under ERISA, the Code or other applicable Law; (iv) Seller has complied in good faith with the requirements of Section 409A of the Code; and (v) there are no Actions (including any audit or investigation by the IRS, United States Department of Labor or Pension Benefit Guaranty Corporation) pending or, to the Knowledge of Seller, threatened involving any Transferred Employee’s benefits under an Employee Benefit Plan or the assets thereof, other than routine claims for benefits payable in the Ordinary Course of Business.

(c)           Neither Seller nor any of its ERISA Affiliates sponsors, maintains, administers or contributes to, or has in the past sponsored, maintained, administered or contributed to, or has had or could have any Liability with respect to, (i) any Employee Benefit Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code or (ii) any “multiemployer plan” (as defined in Section 3(37) of ERISA).

(d)           Except as required by Section 7.7(j), neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions will (either alone or in conjunction with any other event) result in, cause the accelerated vesting, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Seller for which Buyer will be liable or responsible.

(e)           Notwithstanding anything contained in this Agreement to the contrary, this Section 4.24 contains the sole and exclusive representations and warranties of Parent and Seller with respect to employee benefits matters.

4.25.        Insurance.  Section 4.25 of the Disclosure Schedule sets forth a true and complete list of, and Seller heretofore has made available to Buyer true and complete copies of, all insurance policies and fidelity bonds covering the Business and the Purchased Assets.

4.26.        Client Accounts.  Section 4.26 of the Disclosure Schedule sets forth a true and complete list of the top thirty (30) Clients (by revenue) of Seller for year ended December 31, 2006, which list includes the following information with respect to each Client:  (a) the name of such Client; (b) the insurance carrier with which such Client has a Policy, and (c) with respect to each Policy, the policy number, coverage limits, expiration date, annual premium and annual commission.  Except as set forth in Section 4.26 of the Disclosure Schedule, all such insurance business is a direct account of Seller, none of the Clients has been brokered to Seller by any third party, and no third party (including any Business Employee) owns or otherwise has any right, title or interest in or to the book of insurance business serviced by Seller or the revenues derived therefrom.  All premiums that are due and payable with respect to each Client have been paid in accordance with Policy terms.  Seller has not received any notice, and does not have any Knowledge (without inquiry or investigation), that any Client that currently generates more than $50,000 in annual commission revenue or any group of affiliated Clients that currently generates more than $100,000 in annual commission revenue (i) intends to terminate, cancel or not renew any existing Policy placed through Seller or (ii) intends to terminate or materially adversely change its business relationship with Seller or place its insurance elsewhere, in each case whether as a result of the Contemplated Transactions or otherwise.

4.27.        Certain Business Practices.  None of Seller, any of its Affiliates or any of their respective directors, officers, employees or representatives has, directly or indirectly, used funds or other assets of Seller, or made any promise or undertaking in that regard, for any illegal payments to or for the benefit of any Person or the establishment or maintenance of a secret or unrecorded fund.  None of Seller, any of its Affiliates, or any of their respective directors, officers, employees or representatives has, directly or indirectly, given or agreed to give any contribution, gift or similar benefit to any Client, insurance underwriter, Governmental Authority, governmental official or other Person who is or may be in a position to help or hinder the Business that violated or violates any Law.

4.28.        No Broker.  No broker, finder, investment banker or other intermediary is entitled or has claimed to be entitled to any fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or Seller, other than (a) Keefe, Bruyette & Woods, Inc. and (b) Sandler, O’Neill & Partners, LP, the fees and expenses of which, to the extent payable, shall be paid by Parent.

4.29.        Proxy Statement Information.  Subject to the last sentence of this Section 4.29, neither the Proxy Statement to be filed with the SEC in connection with the Contemplated Transactions, nor any amendment or supplement thereto, will, at the date on which the Proxy Statement or any such amendment or supplement is first mailed to Parent’s stockholders or at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  The Proxy Statement will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.  Notwithstanding the foregoing, no representation or warranty is made by Parent in this Section 4.29 with respect to statements made or incorporated by reference therein based on information supplied in writing by or on behalf of Buyer and its Affiliates for inclusion or incorporation by reference in the Proxy Statement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

As an inducement to Parent and Seller to enter into this Agreement and to consummate the Contemplated Transactions, Buyer represents and warrants to Parent and Seller as follows:

5.1.          Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of California.

5.2.          Authorization.  Buyer has the requisite corporate power and authority to execute and deliver each Transaction Document to which it is, or is specified to be, a party, to perform its obligations thereunder and to consummate the Contemplated Transactions.  The execution, delivery and performance by Buyer of each Transaction Document to which it is, or is specified to be, a party and the consummation by Buyer of the Contemplated Transactions have been duly authorized and approved by all necessary corporate action on the part of Buyer.  Buyer has duly executed and delivered this Agreement and, at or prior to the Closing, will have duly executed and delivered each other Transaction Document to which it is, or is specified to be, a party, and this Agreement constitutes, and each other Transaction Document to which it is, or is specified to be, a party will at and after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its respective terms.

5.3.          No Conflicts.  Assuming that all consents, approvals and authorizations described in Section 4.5 of the Disclosure Schedule have been obtained and all filings and notifications described in Section 4.5 of the Disclosure Schedule have been made or given, the execution, delivery and performance by Buyer of each Transaction Document to which it is a party, and the consummation by Buyer of the Contemplated Transactions, do not and will not:  (a) conflict with or violate any provision of Buyer’s organizational documents; (b) conflict with or violate in any material respect, or constitute a material default or an event that, with the giving of notice or passage of time or both, would become a material default under, give rise to any rights of acceleration, termination or cancellation or a loss of material rights under, or require any consent or other action by any Person under, any material Contract to which Buyer is a party; or (c) conflict with or violate any Order or any Law binding upon or applicable to Buyer in such a manner as to materially impair Buyer’s ability to consummate the Contemplated Transactions.

5.4.          Litigation.  There is no Action pending or, to the Knowledge of Buyer, threatened against or affecting Buyer that in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Contemplated Transactions.

5.5.          Financing.  Buyer has sufficient funds available to it to pay the Purchase Price and all fees and expenses incurred by it in connection with the Contemplated Transactions.

5.6.          Proxy Statement Information.  None of the information to be supplied in writing by or on behalf of Buyer for inclusion or incorporation by reference in the Proxy Statement or any amendment or supplement thereto will, at the date on which the Proxy Statement or any amendment or supplement thereto is first mailed to Parent’s stockholders or at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.7.          No Broker.  No broker, finder, investment banker or other intermediary is entitled to any fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Buyer, other than Mystic Capital Advisors Group, LLC, the fees and expenses of which, to the extent payable, shall be paid by Buyer or its Affiliates.

ARTICLE 6
PRE-CLOSING COVENANTS AND AGREEMENTS

6.1.          Conduct of the Business Prior to the Closing Date.

(a)           From the date hereof until the Closing Date, Seller shall (and Parent shall cause Seller to) (i) conduct the Business only in the Ordinary Course of Business; and (ii) use commercially reasonable best efforts to (A) preserve intact their present business organization, (B) preserve their goodwill, (C) maintain their relationships with Clients, insurance underwriters and other third parties having business dealings with Seller, (D) maintain their tangible assets and properties in good operating condition and repair, ordinary wear and tear excepted, (E) maintain in effect all Required Licenses and (F) keep available the services of the key Business Employees.

(b)           Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as expressly permitted by this Agreement or except as approved in writing by Buyer (such approval not to be unreasonably withheld, conditioned or delayed), Seller shall not (and Parent shall cause Seller not to):

(i)            take or authorize any action that would make any representation or warranty of Parent and Seller contained in Article 4 inaccurate or untrue in any material respect at, or as of any time prior to, the Closing Date;

(ii)           make any material change in the conduct or operation of the Business, except such changes as may be required to comply with any applicable Law;

(iii)          amend its Organizational Documents;

(iv)          authorize, issue, sell or transfer any capital stock or other equity interests of Seller or any securities convertible into or exercisable or exchangeable for capital stock or other equity interests of Seller;

(v)           adjust, split or reclassify any capital stock or other equity interests of Seller;

(vi)          form any subsidiary;

(vii)         adopt a plan of complete or partial liquidation or undertake a dissolution, merger, consolidation, recapitalization or other reorganization;

(viii)        acquire (whether by merger, consolidation or acquisition of stock or assets) any business or a material amount of assets of any other Person;

(ix)           authorize or make any single capital expenditure that is in excess of $25,000 or any capital expenditures that in the aggregate are in excess of $50,000;

(x)            enter into, amend in any material respect, terminate (other than in accordance with its terms), or take or omit to take any action that would constitute a material breach of or default under, any Contract that would constitute an Assigned Contract, or waive, release or assign any material rights or claims thereunder, other than terminations of Contracts in connection with terminations of Business Employees in the Ordinary Course of Business or as directed by Buyer;

(xi)           sell, lease (as lessor), transfer or otherwise dispose of any of the Purchased Assets, other than (A) pursuant to existing Contracts disclosed to Buyer as of the date hereof or (B) dispositions of immaterial assets and properties in the Ordinary Course of Business;

(xii)          grant or impose any Lien (other than a Permitted Lien) on any Purchased Asset;

(xiii)         make any investments in any Person (other than advances of expenses to Business Employees in the ordinary course of business consistent with past practices);

(xiv)        cancel any material debts owed to, or waive any material rights or claims held by, Seller;

(xv)         commence, settle or compromise any Action by or against Seller relating to the Business, other than settlements entered into in the Ordinary Course of Business that do not require the payment of monetary damages in excess of $50,000 in the aggregate and do not impose any material restrictions on the Business or the Purchased Assets;

(xvi)        (A) institute or announce any increase in the compensation, bonuses or other benefits payable to any Business Employee, (B) enter into or amend any employment, consulting, deferred compensation, severance, retirement or other similar agreement with any Business Employee, or (C) enter into, adopt or amend any Employee Benefit Plan, in each case other than (x) normal recurring salary increases in the Ordinary Course of Business, (y) changes in existing Employee Benefit Plans that are applicable to all similarly situated employees of Parent and its Affiliates or (z) as required by applicable Law, any existing Contract or any existing Employee Benefit Plan;

(xvii)       (A) hire or make an offer of employment to any Person or (B) engage any consultant or independent contractor, in each case at a compensation level more than $50,000 per year;

(xviii)      make any material change in the accounting methods, principles or policies applied by Seller, other than any change required by applicable Law or a change in GAAP;

(xix)         fail to file any material Tax Return when due, fail to pay any material Tax when due (other than Taxes being contested in good faith) or allow any Lien for Taxes upon its assets and properties, except for statutory liens for current Taxes not yet due; or

(xx)          enter into any agreement, commitment or understanding (whether written or oral) with respect to any of the foregoing.

6.2.          Access to Information.  Subject to the terms of the Confidentiality Agreement, from the date hereof until the Closing Date, Seller shall (and Parent shall cause Seller and its directors, officers, employees, representatives and agents to) (a) afford Buyer and its officers, employees and authorized representatives and agents (including counsel, accountants and financial advisors) reasonable access during normal business hours, upon reasonable advance notice, to the offices, properties, personnel and business and financial records of Seller relating to the Business to the extent Buyer shall reasonably deem necessary or desirable; (b) furnish to Buyer and its officers, employees and authorized representatives and agents such additional information relating to the Business or the Purchased Assets as Buyer may from time to time reasonably request; and (c) instruct its employees, counsel, accountants and financial advisors to cooperate with Buyer in its investigation of the Business.  Buyer agrees that any investigation pursuant to this Section 6.2 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the Business.  No investigation made by Buyer or its representatives and agents shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller or Parent hereunder.  Without limiting the generality of the foregoing, between the date hereof and the Closing Date Parent shall provide Buyer with monthly financial statements for the Business as and when prepared by or for Parent in the ordinary course of business, and Parent shall further advise Buyer in the event of the termination of the employment of any senior executive officer or producer of the Business.

6.3.          Notices of Certain Events.

(a)           From the date hereof until the Closing Date, each party shall promptly notify the other party in writing of (i) any pending or, to the knowledge of the first party, threatened Action challenging, or seeking material damages in connection with, the consummation of the Contemplated Transactions; or (ii) the occurrence of any event that the first party reasonably believes would constitute a material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; provided, however, that for purposes of determining whether the closing conditions set forth in Section 8.1(a) or

Section 8.1(b) of this Agreement shall have been satisfied, all matters disclosed in any such notification shall be disregarded.

(b)           From the date hereof until the Closing Date, Seller shall promptly notify Buyer in writing of (i) any fact, event, circumstance or change that has had or would reasonably be expected to have a Material Adverse Effect; (ii) any notice or other communication from any third Person (including any Governmental Authority) alleging that the consent of such third Person (or Governmental Authority) is or may be required in connection with the Contemplated Transactions; (iii) any material breach of or default under any Assigned Contract or event that, to the Knowledge of Seller, would become such a breach or default on or prior to the Closing Date; and (iv) any Action commenced or, to the Knowledge of Seller, threatened against Seller relating to the Business or the Purchased Assets that, if pending on the date hereof, would have been required to have been disclosed pursuant to Section 4.12.  For the avoidance of doubt, no notification by Seller pursuant to this Section 6.3(b) shall be deemed to amend or supplement the Disclosure Schedule or prevent or cure any breach of any representation, warranty, covenant or agreement of Seller or Parent without the written consent of Buyer.

6.4.          Commercially Reasonable Efforts.

(a)           Upon the terms and subject to the conditions set forth in this Agreement, each party shall use commercially reasonable efforts to cause the Closing to occur and to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Contemplated Transactions, including (i) the obtaining of all required consents, approvals and waivers from, the making of all required registrations and filings with, and the giving of all required notices to, Governmental Authorities and the taking of all reasonable steps as may be necessary to avoid an Action by any Governmental Authority; (ii) the obtaining of all required consents, approvals or waivers from, and the giving of all required notices to, third parties; (iii) the defending of any Actions, whether judicial or administrative, challenging this Agreement or the consummation of the Contemplated Transactions, including seeking to have any stay or temporary restraining order entered by any Governmental Authority vacated or reversed; and (iv) the execution and delivery of any additional documents or instruments necessary in order to consummate the Contemplated Transactions as expeditiously as possible; provided, however, that such commercially reasonable efforts shall not include any requirement that any party commence any litigation, or offer or grant any accommodation (financial or otherwise) to any third party, in order to obtain any consent, approval or waiver; and provided, further, that Buyer shall not be required to give any guarantee or pay any fees or other payments in order to obtain any consent, approval or waiver or to consent to any change in the terms of any Assigned Contract that Buyer may reasonably deem adverse to the interest of Buyer or the Business.

(b)           Each party shall use commercially reasonable efforts to not take any action, or enter into any transaction, that would cause any of the conditions set forth in Article 8 not to be satisfied.

6.5.          Release of Liens.  Except as set forth in Schedule 6.5, on or prior to the Closing Date, Parent or Seller shall, at its sole cost and expense, procure and deliver to Buyer executed termination statements, payoff letters or releases, in each case in form and substance reasonably satisfactory to Buyer, evidencing the release and discharge of all Liens (other than Permitted Liens) imposed on the Purchased Assets.

6.6.          Preparation of Proxy Statement.

(a)           As promptly as practicable but in any event within thirty (30) days after the date hereof, Parent, with the cooperation of Buyer, shall prepare and file with the SEC a proxy statement, together with the letter to stockholders, notice of meeting, form of proxy and any other materials required to be filed with the SEC in connection therewith, relating to the solicitation of proxies for the approval of the sale of the Purchased Assets to Buyer pursuant to this Agreement by Parent’s stockholders (as amended or supplemented from time to time, the “Proxy Statement”).  Parent shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing.  Parent shall cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Proxy Statement is cleared by the SEC.

(b)           Parent shall promptly notify Buyer of (i) the receipt of any comments from the SEC and all other written correspondence and oral communications with the SEC relating to the Proxy Statement, and (ii) any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information with respect thereto.  All filings by Parent with the SEC in connection with the Contemplated Transactions, including the Proxy Statement and any amendment or supplement thereto, and all mailings to Parent’s stockholders in connection with the Contemplated Transactions, shall be subject to the prior review and comment of Buyer.  Any filings by Buyer with the SEC in connection with the Contemplated Transactions shall be subject to the prior review and comment of Parent.

6.7.          Parent Stockholder Meeting.  Parent shall, in accordance with applicable Law and its Organizational Documents, duly call, give notice of, convene and hold, as promptly as reasonably practicable, a meeting of its stockholders (the “Parent Stockholder Meeting”) for the sole purpose of seeking the Parent Stockholder Approval.  Except as provided in the next sentence, the Board of Directors of Parent shall recommend approval of the sale of the Purchased Assets to Buyer pursuant to this Agreement by Parent’s stockholders and shall include such recommendation in the Proxy Statement.  The Board of Directors of Parent shall be permitted to (a) not recommend to Parent’s stockholders that they give the Parent Stockholder Approval, (b) withdraw or modify in a manner adverse to Buyer its recommendation to Parent’s stockholders that they give the Parent Stockholder Approval or (c) recommend any Superior Proposal (each, a “Change in Recommendation”), but only if (i) the Board of Directors by a majority vote determines, in its good faith judgment and after consultation with outside legal counsel, that the failure of the Board of Directors to effect a Change in Recommendation is reasonably likely to result in a breach of the directors’ fiduciary obligations to Parent stockholders under applicable Law and (ii) in the case of Section 6.8(c) only, the Board of Directors of Parent has complied with its obligations under Section 6.8.  In connection with the Parent Stockholder Meeting, Parent shall use its reasonable best efforts, subject to the immediately preceding sentence, to obtain the Parent Stockholder Approval and shall otherwise comply with all legal requirements applicable to the Parent Stockholder Meeting.  The parties agree that (in accordance with Section 146 of the DGCL) this Agreement shall be submitted for approval and adoption by Parent’s stockholders at the Parent Stockholder Meeting regardless of whether or not there is a Change in Recommendation.  Parent agrees that (x) except in order to obtain a quorum or as otherwise advisable under applicable Law, it shall not adjourn, postpone or cancel (or propose to adjourn, postpone or cancel) the Parent Stockholder Meeting and (y) it shall use its reasonable best efforts to obtain the requisite quorum and other approvals of Parent’s stockholders necessary to obtain the Parent Stockholder Approval.

6.8.          Alternative Transaction Proposals.

(a)           From the date hereof through the earlier of the Closing Date or the termination of this Agreement in accordance with Article 9, each of Parent and its subsidiaries will not, and Parent will not permit any of the directors, officers, employees, agents and representatives of Parent and its subsidiaries to (and shall instruct such Persons not to), directly or indirectly, take any action to (a) solicit, initiate, encourage or facilitate the making of any Alternative Transaction Proposal or any inquiry with respect thereto; (b) engage in any discussions or negotiations or enter into any agreement, arrangement or understanding with respect to an Alternative Transaction Proposal; (c) disclose or provide any non-public information relating to Parent or any of its subsidiaries to any Person with respect to an Alternative Transaction Proposal; (d) afford access to the properties, books or records of Parent or its subsidiaries to any Person that has made, or to Parent’s knowledge, is considering making any Alternative Transaction Proposal; (e) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, purchase agreement, merger agreement, option agreement or other agreement relating to an Alternative Transaction Proposal; or (f) propose publicly or agree to any of the foregoing relating to an Alternative Transaction Proposal.

(b)           Notwithstanding anything to the contrary set forth in Section 6.8(a), at any time prior to obtaining the Parent Stockholder Approval (but not after), in response to an unsolicited bona fide written Alternative Transaction Proposal, Parent may, subject to compliance with this Section 6.8, and after giving Buyer written notice of such action, furnish non-public information to, or enter into discussions or negotiations with, any Person in connection with an unsolicited bona fide written Alternative Transaction Proposal received from such Person prior to the receipt of the Parent Stockholder Approval, so long as prior to furnishing non-public information to, or entering into discussions or negotiations with, such Person, (i) Parent’s Board of Directors, by a majority vote, determines in its good faith judgment, after consultation with outside legal counsel, that taking such action is necessary to comply with the directors’ fiduciary duties under applicable Law; (ii) Parent’s Board of Directors, by a majority vote, determines in its good faith judgment, after consultation with its financial advisors and outside legal counsel, that such Alternative Transaction Proposal is reasonably expected to lead to a Superior Proposal, taking into account any revisions to the terms of this Agreement proposed by Buyer after being notified pursuant to this Section 6.8; (iii) Parent is not then in breach of its obligations under this Section 6.8; and (iv) Parent enters into, and receives from such Person, an executed confidentiality agreement on terms no less favorable to Parent than those contained in the Confidentiality Agreement and a copy of any information not previously provided to Buyer is provided as promptly as practicable to Buyer.  Parent further agrees that it shall (A) promptly (and in no event later than 24 hours after receipt of any Alternative Transaction Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making the Alternative Transaction Proposal and shall set forth the material terms thereof) Buyer after receipt of any Alternative Transaction Proposal, or any request for non-public information relating to Parent or its subsidiaries or for access to the properties, books or records of Parent or any of its subsidiaries, by any Person that has made or, to Parent’s knowledge, intends to make an Alternative Transaction Proposal; and (B) keep Parent informed of the status and material terms of any such Alternative Transaction Proposal or request (including any actual or proposed material amendments).  Parent and its subsidiaries shall, and parent shall cause the directors, officers, employees, agents and representatives of Parent and its subsidiaries to, immediately cease and cause to be terminated all discussions, negotiations and other communications, if any, that have taken place prior to the date hereof with any Person (other than Buyer) with respect to any Alternative Transaction Proposal.

(c)           For purposes of this Agreement, “Alternative Transaction Proposal” means any offer or proposal for, any indication of interest in, any (i) direct or indirect acquisition or purchase of a business or assets that constitute 20% or more of the net revenues, net income or the assets of Seller and its subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of the outstanding equity interests of Parent or any of its subsidiaries (including Seller), which acquisition or purchase would reasonably be expected to prevent, materially delay or materially impede the consummation of the Contemplated Transactions, (iii) tender offer or exchange offer that, if consummated, would result in any Person beneficially owning (A) 20% or more of any class of equity securities of Parent or (B) any class of equity securities of any subsidiary of Parent (including Seller) and would reasonably be expected to prevent, materially delay or materially impede the consummation of the Contemplated Transactions, or (iv) merger, consolidation, spin-off, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any of its subsidiaries, in each case to extent such transaction would reasonably be expected to prevent, materially delay or materially impede the consummation of the Contemplated Transactions (other than the transactions involving Buyer contemplated by this Agreement).  For purposes of this Agreement, “Superior Proposal” means any bona fide written Alternative Transaction Proposal on terms that Parent’s Board of Directors determines in its good faith judgment after consultation with outside legal counsel and a financial adviser of recognized reputation, and taking into account all of the terms and conditions of such Alternative Transaction Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, as well as any revisions to the terms of this Agreement proposed by Buyer after being notified pursuant to this Section 6.9, are more favorable to Parent’s stockholders than the terms of this Agreement (after taking into account any such revised terms).

6.9.          Communications with Clients.  Promptly after the date hereof, Buyer and Seller shall jointly develop a Client communication program, pursuant to which (among other things) Seller and the Business Employees will make introductions to an agreed-upon list of Clients, assist in responding to any questions raised by Clients, and encourage Clients to maintain their existing business relationship with Buyer after the Closing.

6.10.        Renewal of Licenses.  As promptly as practicable after the date hereof, Seller shall, at its sole cost and expense, cause to be renewed all of the Required Licenses of the Business Employees that are expired or are due to expire prior to or within thirty (30) days following the Closing Date.

ARTICLE 7
ADDITIONAL COVENANTS AND AGREEMENTS

7.1.          Confidentiality.  The parties acknowledge and agree that all documents, materials and other information furnished in connection with the Contemplated Transactions shall be subject to, and shall be kept confidential in accordance with, the terms of the Confidentiality Agreement.  Effective upon the Closing, the obligations of Buyer under the Confidentiality Agreement shall terminate and Buyer may use or disclose any information included in the Purchased Assets.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

7.2.          Public Announcements.  Parent and Buyer will consult with each other and provide each other with the opportunity to review and comment upon any press release or other public announcement with respect to this Agreement or the Contemplated Transactions prior to the issuance of such press release or the making of such public announcement, unless otherwise required by applicable Law or any listing agreement with any national securities exchange.  Parent and Hub International Limited agree to issue a joint press release announcing the execution of this Agreement.

7.3.          Expenses.  Whether or not the Closing occurs, except as otherwise expressly provided herein, each party shall pay all of its own costs and expenses incurred in connection with this Agreement and the other Transaction Documents, including the fees and expenses of counsel, accountants and other advisors.

7.4.          Further Assurances.

(a)           From time to time following the Closing, Seller shall execute and deliver (or use reasonable efforts to cause to be executed and delivered) to Buyer such other documents, assignments and instruments as Buyer reasonably requests or as otherwise may be necessary to more effectively convey and transfer to, and vest in, Buyer the Purchased Assets; provided, however, that such reasonable efforts shall not include any requirement of Seller to grant any accommodation (financial or otherwise) to any other Person.

(b)           Effective as of the Closing Date, Seller hereby constitutes and appoints Buyer and its successors and assigns as Seller’s true and lawful agent and attorney-in-fact with full power of substitution in the name of Buyer or Seller, but for the benefit of Buyer, solely (i) to demand, receive and collect for the account of Buyer all Purchased Assets and (ii) to endorse checks for amounts that are included in the Purchased Assets in the name of Seller.  Seller agrees that the foregoing powers are coupled with an interest and shall be irrevocable by Seller.  Seller further agrees that Buyer shall retain for its own account any amounts collected pursuant to the foregoing powers, and Seller shall pay to Buyer, without notice or demand, promptly following receipt thereof, any amounts that shall be received by Seller after the Closing with respect to the Purchased Assets.

7.5.          Access to Records.

(a)           Subject to the requirements of applicable Law, the Confidentiality Agreement and Buyer’s confidentiality obligations to its clients or other third parties, in order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing Date, for a period of six (6) years after the Closing Date or, if shorter, the applicable period specified in Buyer’s document retention policy (but in no event less than three (3) years), Buyer shall (i) retain the books and records of the Business relating to periods prior to the Closing Date that are transferred to Buyer hereunder, and (ii) upon reasonable advance notice and during normal business hours, afford the officers, employees, agents and representatives of Parent reasonable access (including the right to make photocopies, at Parent’s expense) to such books and records; provided, however, that any such access shall not unreasonably disrupt the normal operations of Buyer.  If Buyer shall desire to dispose of any such books and records prior to the expiration of the six-year anniversary of the Closing Date, Buyer shall, prior to such disposition, give Parent a reasonable opportunity, at Parent’s expense, to copy such books and records in accordance with this Section 7.5(a).

(b)           Subject to the requirements of applicable Law, the Confidentiality Agreement and Seller’s confidentiality obligations to its clients or other third parties, in order to facilitate the resolution of any claims made by or against or incurred by Buyer after the Closing Date, for a period of six (6) years after the Closing Date or, if shorter, the applicable period specified in Parent’s document retention policy (but in no event less than three (3) years), Parent shall (i) retain the books and records of Seller relating to periods prior to the Closing Date which shall not otherwise have been delivered to Buyer and (ii) upon reasonable notice and during normal business hours, afford the officers, employees, agents and representatives of Buyer reasonable access (including the right to make photocopies, at Buyer’s expense) to such books and records; provided, however, that any such access shall not unreasonably disrupt the normal operations of Parent.  If Parent shall desire to dispose of any such books and records prior to the expiration of the six-year anniversary of the Closing Date, Parent shall, prior to such disposition, give Buyer a reasonable opportunity, at Buyer’s expense, to copy such books and records in accordance with this Section 7.5(b).

7.6.          Restrictive Covenants.

(a)           Non-competition; Non-solicitation.  In furtherance of the sale of the Purchased Assets to Buyer hereunder, and more effectively to protect the value and goodwill of the Purchased Assets and the Business, each of Parent and Seller covenants and agrees that, for a period commencing on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date (the “Restrictive Period”), none of Parent, Seller or any of their respective Affiliates (but excluding any Person who ceases to be an Affiliate of Parent or Seller on or after the Closing Date) shall, directly or indirectly (whether as principal, agent, director, officer, employee, shareholder, partner, consultant or otherwise):

(i)            own, control, manage, operate, conduct, engage in, participate in, consult with, perform services for or otherwise carry on, or permit their names to be used by or in connection with, a business similar to or competitive with the Business anywhere in the Territory (it being understood and acknowledged by Parent and Seller that the foregoing restricted activities are not limited to any particular region within the Territory because the Business has been and will continue to be conducted throughout the Territory and may be engaged in effectively from any location within the Territory);

(ii)           solicit, hire, attempt to solicit or hire, or otherwise interfere with or disrupt Buyer’s relationship with, any Business Employee; or

(iii)          solicit, call on, service, place insurance on behalf of, refer to another insurance agency or broker, or otherwise interfere with or disrupt Buyer’s relationship with, any Client or any Person that was a Client at any time within the one-year period prior to the date of determination.

(b)           Exceptions.  Nothing in Section 7.6(a) shall prohibit Parent, Seller or any of their respective Affiliates from:

(i)            being (A) a stockholder in a mutual fund or a diversified investment company or (B) a passive owner of not more than 2% in the aggregate of the outstanding stock of any class of a corporation, any securities of which are publicly traded, so long as Parent, Seller and their Affiliates have no active participation in the business of such corporation;

(ii)           owning or operating the Existing Employee Benefits Business; or

(iii)          with respect to Section 7.6(a)(i) only, acquiring a bank or bank holding company that owns a business competitive with the Business in the Territory, so long as Buyer (or its designated Affiliate) is given a right of first refusal to purchase that business, and so long as, in any event, that business is sold or permanently discontinued within six (6) months of its acquisition.

(c)           Confidentiality.  Each of Parent and Seller also covenants and agrees that, from and after the Closing Date, it will not, and will not permit any of its Affiliates to, disclose, divulge or make use of any trade secrets or other Confidential Information of Seller included in the Purchased Assets, other than to disclose such secrets and information to Buyer.  At Buyer’s request, Parent and/or Seller shall enforce, for the benefit of Buyer, all confidentiality and similar agreements between Parent or Seller and any third party relating to the Purchased Assets or the Business that are not Assigned Contracts.  Buyer shall reimburse Parent and Seller for all reasonable costs and expenses incurred by them in connection with such enforcement.

(d)           Remedies for Breach of Restrictive Covenants.  Each of Parent and Seller acknowledges and agrees that Buyer and its Affiliates would be irreparably damaged in the event that any provision of this Section 7.6 were not performed in accordance with its terms or otherwise were breached and that money damages would be an inadequate remedy for any such nonperformance or breach.  Accordingly, each of Parent and Seller agrees that, in the event of any actual or threatened breach of this Section 7.6, Buyer shall be entitled, in addition to all other rights and remedies that it may have, to obtain injunctive or other equitable relief (including a temporary restraining order, a preliminary injunction and a final injunction) to prevent any actual or threatened breach of any of such provisions and to enforce such provisions specifically, without the necessity of posting a bond or other security or of proving actual damages.  The prevailing party in any action commenced under this Section 7.6(d) (whether through a monetary judgment, injunctive relief or otherwise) also shall be entitled to receive reasonable attorneys’ fees and court costs.

(e)           Acknowledgements and Reformation.  Each of Parent and Seller acknowledges and agrees that (i) Buyer would not be willing to acquire the Purchased Assets in the absence of this Section 7.6; and (ii) in view of the nature of the Business and the business objectives of Buyer in acquiring the Purchased Assets, and the consideration paid to Seller therefore, the restrictions set forth in this Section 7.6 are reasonable and necessary in order to protect Buyer’s legitimate business interests.  If, however, a final judicial determination is made by a court of competent jurisdiction that any restriction set forth in this Section 7.6 is unreasonable or otherwise unenforceable under applicable Law, the parties hereby authorize such court to revise and reform the provisions of this Section 7.6 so as to produce the maximum legally enforceable restrictions, and, if such court refuses to do so, the parties agree that the provisions of this Section 7.6 shall not be rendered null and void, but rather shall be deemed amended to provide for the maximum enforceable restrictions (not greater than those contained herein) as shall be valid and enforceable under applicable Law.

7.7.          Employment and Employee Benefit Matters.

(a)           Offers of Employment.  Subject to the terms and conditions of this Section 7.7, Buyer shall offer employment to each Business Employee who is actively at work as of the Closing Date and who satisfies Buyer’s employment policies and procedures.  Each such Business Employee who (i) accepts Buyer’s employment offer, (ii) if requested, executes and delivers Buyer’s standard form of employment agreement or confidentiality and non-solicitation agreement and (iii) other than in the case of the person(s) identified in Schedule 7.7(a), actually performs services for Buyer on the first Business Day following the Closing Date, shall be deemed to be a “Transferred Employee.”  Each Business Employee who, at or as of the Closing Date, is not actively at work (other than those who are on vacation) due to an approved medical, disability, family, military or other authorized leave of absence under Seller’s policies (collectively, the “Inactive Employees”) shall not be deemed to be a Transferred Employee unless he or she returns to active employment within thirty (30) days following the Closing Date.  Each Inactive Employee who does not report for active work within thirty (30) days following the Closing Date shall not be hired by Buyer, shall receive such severance payments as such employee may be eligible to receive under Seller’s severance policy (if any) in effect immediately prior to the Closing and shall not be eligible for severance from Buyer.  During the period between the date hereof and the Closing Date, Seller shall allow Buyer reasonable access to the Business Employees to conduct interviews and other customary employment screening to the extent permitted by applicable Law.  Neither Seller nor any of its Affiliates (x) shall make any promises or commitments to any Business Employee with regard to his or her employment status with Buyer or the terms or conditions upon which such employment might occur or be continued, or (y) shall take any action that would impede, hinder or otherwise interfere with Buyer’s efforts to hire any Business Employee.

(b)           Transfer of Employment.  The employment of the Transferred Employees by Buyer shall be considered effective and their employment by Seller shall terminate and transfer to Buyer on the date (the “Effective Date”) they first perform services for Buyer.  As of the Effective Date, the participation of the Transferred Employees in the Employee Benefit Plans of Seller and its Affiliates shall cease.  As of the Effective Date, Seller and its Affiliates shall waive and not enforce, with respect to the employment of the Transferred Employees by Buyer, any claims or rights they may have against Buyer or the Transferred Employees under any covenants regarding non-competition, non-solicitation or confidentiality contained in any Contracts between Seller and the Transferred Employees.

(c)           Terms of Employment, Compensation and Benefits.  Except as otherwise expressly provided in any Employment Agreement, each Transferred Employee’s employment shall be “at will,” and nothing herein shall create any obligation on the part of Buyer to continue the employment of any Transferred Employee for any period of time.  Except as otherwise expressly provided in any Employment Agreement, with respect to each Transferred Employee, Buyer shall provide, or cause to be provided, for a period of one (1) year after the Closing Date (i) aggregate cash compensation that is substantially comparable to the aggregate cash compensation provided by Seller immediately prior to the Effective Date (other than changes in the calculation or payment of sales commissions agreed to by any Transferred Employee), and (ii) a level of employee benefits that is no less favorable than the employee benefits made available to similarly situated existing employees of Buyer; provided, however, that nothing herein shall preclude Buyer from altering, amending or terminating any of its employee benefit plans, or the participation of any of its employees in such plans, at any time.

(d)           Accrued Compensation, Vacation and Sick Leave.  Seller shall (and Parent shall cause Seller to) pay to each Transferred Employee in the Ordinary Course of Business all salaries, wages and commissions earned by such Transferred Employee through the Effective Date.  On the Effective Date, Seller shall pay to each Transferred Employee all accrued and unused vacation and sick leave compensation to which such employee is entitled through the Effective Date under the terms of the applicable Employee Benefit Plan of Seller.  Buyer shall neither assume nor be responsible for payment of any vacation or sick leave benefits accrued by Transferred Employees during their employment with Seller.

(e)           Service Credit.  Each Transferred Employee shall be given credit for his or her years of service with Seller prior to the Effective Date for purposes of determining eligibility to participate in and vesting under the employee benefit plans of Buyer or its Affiliates in which Transferred Employees become eligible to participate after the Effective Date to the extent permitted under the terms of such plans; provided, however, that (i) such service shall be recognized only to the extent it was recognized under the Employee Benefit Plans immediately prior to the Closing, (ii) such service shall not be recognized for purposes of benefit accruals and (iii) nothing herein shall result in the duplication of any benefits.

(f)            Preexisting Conditions and Deductibles.  With respect to each Transferred Employee, (i) Buyer shall waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees (and their covered dependents) under any welfare or fringe benefit plan maintained by Buyer or its Affiliates in which Transferred Employees become eligible to participate on or after the Effective Date, other than any such limitations that are in effect with respect to any Transferred Employee (or his or her covered dependents) and that have not been satisfied under the corresponding welfare or fringe benefit plan maintained by Seller or its

Affiliates as of the Closing Date; and (ii) Buyer shall provide each Transferred Employee with credit under any welfare or fringe benefit plans maintained by Buyer or its Affiliates in which Transferred Employees become eligible to participate on or after the Effective Date for any co-payments and deductibles paid by such Transferred Employee for the then current plan year under the corresponding Employee Benefit Plan as of the Closing Date.

(g)           Allocation of Liabilities.  Parent and Seller shall be liable for and shall pay, and shall indemnify, defend and hold harmless the Buyer Indemnified Parties from and against, (i) all Liabilities related to the employment by Seller of Business Employees (and resulting Liabilities to their covered dependents) who do not become Transferred Employees, (ii) all Liabilities related to the employment by Seller of Business Employees (and resulting Liabilities to their covered dependents) arising out of or relating to any action or event that occurs prior to the Effective Date and (iii) except as set forth in Section 7.7(d), all Liabilities arising under or relating to any of the Employee Benefit Plans.  Buyer shall be liable for and shall pay, and shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against, all Liabilities related to the employment by Buyer of the Transferred Employees (and resulting Liabilities to their covered dependents) solely arising out of or relating to any action or event that occurs on or after the Effective Date.

(h)           Severance.  Parent and Seller shall retain all Liabilities for any severance pay or benefits pursuant to any Employee Benefit Plan or applicable Law for any Business Employee whose employment is terminated on or before the Effective Date.

(i)            Workers’ Compensation and Disability.  Parent and Seller shall retain all Liabilities for any workers’ compensation, disability or similar workers’ protection claims with respect to any Business Employee, whether any such claim is filed prior to, on or after the Effective Date, that are the result in whole or in part of an injury or illness originating prior to the Effective Date.

(j)            401(k) Rollovers.  Effective no later than immediately prior to the Closing, Parent and Seller shall take all action necessary to fully vest all Business Employees who participate in Parent’s tax-qualified defined contribution plan (the “Parent 401(k) Plan”) in their accounts thereunder.  Each Transferred Employee who receives an “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from the Parent 401(k) Plan shall be eligible to rollover such distribution into an account in the tax-qualified defined contribution plan maintained by Buyer or one of its Affiliates, provided that such Transferred Employee enrolls in such plan.  Neither Buyer nor any of its Affiliates shall assume any Liabilities arising under or relating to the Parent 401(k) Plan.

(k)           COBRA and WARN Act.  Parent and Seller shall be responsible for (i) providing all notices and continuation coverage required under Section 4980B of the Code and Sections 601 through 608 of ERISA to all Business Employees who are or become “M&A Qualified Beneficiaries” (as such term is defined in Treasury Regulations §54.4980B-9) as a result of the consummation of the Contemplated Transactions, and (ii) performing and discharging all requirements, if any, under the WARN Act and under applicable state and local Laws for the notification of Business Employees of any “employment loss” within the meaning of the WARN Act that occurs on or prior to the Effective Date.

(l)            Cooperation.  Seller and Buyer shall work together in good faith to ensure a smooth transition for the Transferred Employees in connection with the consummation of the Contemplated Transactions.  Without limiting the generality of the foregoing, within three (3) Business Days after the Closing Date, Seller shall provide Buyer with a true and complete list setting forth (i) each Transferred Employee’s accrued or earned but unpaid salary, wages, commissions, vacation pay and sick leave benefits, and (ii) each Transferred Employee’s unpaid or unfulfilled co-payments, deductibles, preexisting conditions, exclusions and waiting periods under any Employee Benefit Plan as of the Closing Date.  Complete copies of the personnel records of the Transferred Employees shall be transferred to Buyer on the Closing Date.

(m)          No Third Party Beneficiaries.  No provision of this Section 7.7 shall create any third party beneficiary or other rights in any current or former Business Employee (including any dependent or beneficiary thereof) in respect of the terms and conditions of employment with, or any benefits that may be provided by, Buyer or any of its Affiliates.

7.8.          Tax Matters.

(a)           Parent and Seller shall be liable for and shall timely pay, and pursuant to Article 10 shall jointly and severally indemnify the Buyer Indemnified Parties from and against, all Taxes (whether assessed or unassessed) applicable to the Business, the Purchased Assets and the Assumed Liabilities, in each case attributable to the Pre-Closing Period.  Buyer shall be liable for and shall timely pay, and pursuant to Article 10 shall indemnify the Seller Indemnified Parties from and against, all Taxes (whether assessed or unassessed) applicable to the Business, the Purchased Assets and the Assumed Liabilities that are attributable to the Post-Closing Period; provided, that Buyer shall not be liable for any Taxes for which Parent and Seller are liable under this Agreement.  For purposes of this Section 7.8, any Straddle Period shall be treated on a “closing of the books” basis as two partial periods, one ending at the close of the Closing Date and the other beginning on the day after the Closing Date, except that Taxes (such as property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(b)           Notwithstanding Section 7.8(a), any Transfer Tax attributable to the sale or transfer of the Purchased Assets or the Assumed Liabilities to Buyer hereunder shall be paid by Seller.  Buyer agrees to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns with respect to, such Transfer Taxes.

(c)           Parent and Seller, on the one hand, or Buyer, on the other hand, shall provide reimbursement for any Tax paid by one party all or a portion of which is the responsibility of the other party or parties in accordance with the terms of this Section 7.8.  Within a reasonable time prior to the payment of any said Tax, the party paying such Tax shall give notice to the other parties of the Tax payable and the portion which is the liability of each party, although failure to do so will not relieve the other parties from their liability hereunder.

(d)           After the Closing Date, each of Parent, Seller and Buyer shall (and cause their respective Affiliates to):  (i) assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing; (ii) cooperate fully in preparing for or defending against any Tax Contests with taxing authorities regarding any Tax Returns of the

Business or the Purchased Assets; (iii) make available to the other and to any taxing authority as reasonably requested all information, records and documents relating to Taxes of the Business or the Purchased Assets; and (iv) furnish the other party with timely notice in writing of, and copies of all correspondence received from any taxing authority in connection with, any pending or threatened Tax Contest relating to Taxes of the Business or the Purchased Assets for taxable periods for which the other party may have a liability under this Section 7.8.

(e)           Notwithstanding anything to the contrary in this Agreement, the obligations of the parties set forth in this Section 7.8 shall be unconditional and absolute and shall survive the Closing and remain in full force and effect without limitation as to time.

7.9.          Post-Closing Remittances.  From and after the Closing Date, if Buyer or Seller (or their respective Affiliates) receives any remittance or payment that is owned by the other party pursuant to the terms of this Agreement, such party shall promptly (and in each event within fifteen (15) Business Days) turn over such remittance or payment to the other party.

7.10.        Errors and Omissions Insurance Coverage.

(a)           Parent and/or Seller shall obtain, at their own cost and expense, an errors and omissions tail insurance policy (the “E&O Policy”) that is substantially similar to Seller’s existing errors and omissions insurance policy and that covers the period commencing on the Closing Date and ending on the third (3rd) anniversary of the Closing Date (the “Coverage Period”).  The E&O Policy (i) shall be disregarded in calculating Closing Net Working Capital, (ii) shall cover any and all acts or omissions occurring prior to the Closing Date, (iii) shall have a limit of at least $5,000,000 and (iv) shall include a deductible of no more than $100,000.  At the Closing, Seller shall provide Buyer with a certificate of insurance evidencing such coverage, which shall name Buyer as an additional named insured and shall provide that such coverage may not be terminated or modified without at least thirty (30) days prior written notice to Buyer.

(b)           In the event any errors and omissions insurance claim is asserted against Buyer or any of its Affiliates during the Coverage Period arising out of or relating to Seller’s or its Affiliates’ actions or omissions prior to the Closing Date, to the extent Buyer obtains recovery for such claim under the E&O Policy, Seller and Parent shall jointly and severally be responsible for any deductible payment required under the E&O Policy, less a one time credit of $25,000 contributed by Buyer.

7.11.        Use of Certain Corporate Names.  From and after the Closing, none of Parent, Seller or their Affiliates will use the “Milne” or “Scali” name or any variation thereof or other name similar thereto at any time in any commercial enterprise or endeavor similar to or competitive with the Business.

7.12.        Trademarks.  Notwithstanding anything to the contrary contained in this Agreement, Buyer acknowledges and agrees that neither Parent nor Seller is hereby or otherwise granting Buyer a license to use, and neither Parent nor Seller is hereby or otherwise selling, transferring or assigning to Buyer, and Buyer shall not at any time have any right, title or interest in or to, the corporate name “BNCCORP,” any logo or mark owned or used by Parent or Seller incorporating the word “BNC” or any variation or derivation thereof, or any Internet domain name incorporating any such name, logo or mark (the “BNC Marks”).  Notwithstanding anything to the contrary contained in this Agreement, Buyer agrees that it shall not (and it shall cause its Affiliates not to), at any time, use in any manner or form any BNC Mark.

7.13.        IT Services.  For a period of up to ninety (90) days after the Closing Date, Parent and/or Seller shall provide (or cause to be provided) to Buyer the information technology services set forth on Schedule 7.13, and Buyer shall promptly pay Parent and/or Seller in connection with the provision of such services at a rate of $15,000 per month (pro-rated for any partial month), in an aggregate amount not to exceed $50,000.  Notwithstanding anything to the contrary contained herein, in no event shall Parent, Seller or their Affiliates be required to provide Buyer with any of the services set forth on Schedule 7.13 beyond the date that is ninety (90) days after the Closing Date without the prior written consent of Parent.  EACH OF PARENT AND SELLER EXPRESSLY DISCLAIMS TO THE FULL EXTENT PERMITTED BY APPLICABLE LAW ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, AS TO THE NATURE OR STANDARD OF THE SERVICES OR ASSISTANCE WHICH IT OR ITS AFFILIATES MAY PROVIDE UNDER THIS SECTION 7.13, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE.  Notwithstanding anything to the contrary contained herein, none of Parent, Seller or their Affiliates shall have any liability to any Buyer Indemnified Party under this Section 7.13 (or otherwise in respect of the services and assistance provided under this Section 7.13), except to the extent such Buyer Indemnified Party incurs Damages directly resulting from or arising out of the actual fraud, gross negligence or willful misconduct of Parent, Seller or any of their Affiliates in connection with the matters contemplated by this Section 7.13.

7.14.        Marketing Alliance.  Each of Parent and Buyer or its Affiliates will use commercially reasonable efforts to negotiate in good faith and enter into a mutually acceptable marketing alliance; provided, however, that the entry into such alliance shall not be a condition to the Closing.

7.15.        Real Estate Leases.  Each of Parent and Buyer or its Affiliates will use commercially reasonable efforts to negotiate in good faith and enter into at the Closing a mutually acceptable real estate lease with respect to mutually agreeable facilities in Linton, North Dakota and Bismarck, North Dakota that are owned by Parent or its Affiliate; provided, however, that the entry into such leases shall not be a condition to the Closing.  If, notwithstanding such commercially reasonable efforts, the parties are unable to agree upon mutually acceptable leases with respect to such facilities on or prior to the Closing, Parent shall allow Buyer or one of its Affiliates to occupy the facilities in such locations presently occupied by the Business effective as of the Closing on a month-to-month basis at a fair market rent until terminated by Buyer on not less than 30 days prior notice or by Parent on not less than 60 days prior notice.

7.16.        Broker of Record Appointment.

(a)           Subject to Section 7.16(b), for a period of at least five (5) years from and after the Closing, Parent shall appoint Buyer (or, as designated by Buyer, an Affiliate of Buyer), or shall cause Buyer (or, as designated by Buyer, an Affiliate of Buyer) to be appointed, as the broker of record for all insurance maintained by Parent and its direct and indirect wholly owned subsidiaries.

(b)           Parent’s and its subsidiaries’ obligations under Section 7.16(a) are expressly subject to:  (i) the offer by Buyer or its Affiliates of brokerage services on market terms and at competitive prices; and (ii) the provision by Buyer or its Affiliates of commercially reasonable service.

ARTICLE 8
CONDITIONS TO CLOSING

8.1.          Conditions to Obligations of Parent and Seller.  The obligations of Parent and Seller to consummate the Contemplated Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent and Seller, on or prior to the Closing Date, of each of the following conditions:

(a)           Accuracy of Representations and Warranties; Performance of Covenants.  (i) Each of the representations and warranties of Buyer contained in this Agreement (A) that is qualified by materiality shall be true and correct in all respects and (B) that is not so qualified shall be true and correct in all material respects, in each case at and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representations and warranties speak expressly as of an earlier date, in which case they shall be true and correct, or true and correct in all material respects, as the case may be, as of such earlier date); (ii) Buyer shall have performed or complied with in all material respects all agreements, covenants and obligations required by this Agreement to be performed or complied with by Buyer on or prior to the Closing Date; and (iii) Buyer shall have delivered to Seller a certificate to such effect, dated the Closing Date, signed by an authorized officer of Buyer.

(b)           No Prohibitions.  No provision of any applicable Law and no Order of any Governmental Authority shall prohibit or otherwise challenge the legality or validity of the Contemplated Transactions.

(c)           Governmental Approvals.  All consents, approvals and actions of or by, and all filings with and notifications to, any Governmental Authority required to consummate the Contemplated Transactions (including any required insurance regulatory approvals) shall have been received, taken or made, as applicable.

(d)           Parent Stockholder Approval.  The Parent Stockholder Approval shall have been obtained in accordance with the DGCL.

(e)           Receipt of Closing Deliveries.  Buyer shall have executed and delivered (or caused to be executed and delivered) to Seller, and Seller shall have received, all of the agreements, certificates and other documents specified in Section 3.7, all in form and substance reasonably satisfactory to Seller.

8.2.          Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the Contemplated Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver by Buyer, on or prior to the Closing Date, of each of the following conditions:

(a)           Accuracy of Representations and Warranties; Performance of Covenants.  (i) Each of the representations and warranties of Parent and Seller contained in this Agreement and in any certificate or other writing delivered by Parent or Seller pursuant hereto (A) that is qualified by materiality or Material Adverse Effect shall be true and correct in all respects and (B) that is not so qualified shall be true and correct in all material respects, in each case at and as of the Closing Date as if made on and as of the Closing Date (except to the extent that any such representations and warranties speak expressly as of an earlier date, in which case they shall be true and correct, or true and correct in all material respects, as the case may be, as of such earlier date); (ii) each of Parent and Seller shall have performed or complied with in all material respects all agreements, covenants and obligations required by this Agreement to be performed or complied with by them on or prior to the Closing Date; and (iii) Parent and Seller shall have delivered to Buyer a certificate to such effect, dated the Closing Date, signed by an authorized officer of Parent and Seller.

(b)           No Material Adverse Effect.  Between the date hereof and the Closing Date, there shall have been no Material Adverse Effect, and Parent and Seller shall have delivered to Buyer a certificate to such effect, dated the Closing Date, signed by an authorized officer of Parent and Seller.

(c)           No Prohibitions.  No provision of any applicable Law and no Order of any Governmental Authority shall prohibit or otherwise challenge the legality or validity of the Contemplated Transactions.

(d)           Governmental Approvals.  All consents, approvals and actions of or by, and all filings with and notifications to, any Governmental Authority required to consummate the Contemplated Transactions (including any required insurance regulatory approvals) shall have been received, taken or made, as applicable, on such terms and conditions as would not, in the reasonable judgment of Buyer, interfere with the strategic advantages and benefits to Buyer of the acquisition of the Purchased Assets.

(e)           Third Party Consents.  Seller shall have received the written consents of, or given notifications to, the third parties set forth in Schedule 8.2(e) (the “Required Consents”), in each case in form and substance reasonably satisfactory to Buyer, and no Required Consent shall have been revoked.

(f)            Parent Stockholder Approval.  The Parent Stockholder Approval shall have been obtained in accordance with the DGCL.

(g)           Receipt of Closing Deliveries.  Parent and/or Seller shall have executed and delivered (or caused to be executed and delivered) to Buyer, and Buyer shall have received, all of the agreements, certificates and other documents specified in Section 3.6, all in form and substance reasonably satisfactory to Buyer.

(h)           Tail Coverage.  Parent and/or Seller shall have obtained the E&O Policy.

ARTICLE 9
TERMINATION

9.1.          Termination.  This Agreement may be terminated and the Contemplated Transactions may be abandoned at any time prior to the Closing:

(a)           by the mutual written agreement of Buyer and Parent;

(b)           by Buyer in the event of any material breach by Parent or Seller of any of their representations, warranties, covenants or agreements contained herein and the failure of Parent or Seller to cure such breach within 20 Business Days after receipt of notice from Buyer requesting such breach to be cured; provided, however, that there shall be no right to terminate if such breach was caused, in whole or in part, by a material breach by Buyer;

(c)           by Parent in the event of any material breach by Buyer of any of its representations, warranties, covenants or agreements contained herein and the failure of Buyer to cure such breach within 20 Business Days after receipt of notice from Parent or Seller requesting such breach to be cured; provided, however, that there shall be no right to terminate if such breach was caused, in whole or in part, by a material breach by Parent or Seller;

(d)           by either Buyer or Parent if any Governmental Authority shall have issued a final and non-appealable Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Contemplated Transactions and the party seeking to terminate this Agreement pursuant to this Section 9.1(d) shall have used commercially reasonable efforts to remove such Order and shall have otherwise complied with its obligations under Section 6.4;

(e)           by either Buyer or Parent if the Closing shall not have occurred on or before the first Business Day following the 90th day after the date of this Agreement (the “Closing Deadline”); provided, however, that if the Closing shall not have occurred on or before the Closing Deadline primarily as a result of the SEC’s determination to review (notwithstanding Parent’s reasonable best efforts) the Proxy Statement, the Closing Deadline shall be extended day for day by the period of the SEC’s review, up to a maximum of sixty (60) additional days; and provided, further, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to any party whose failure to fulfill any obligation under, or breach of any provision of, this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or before the applicable Closing Deadline;

(f)            by either Buyer or Parent if the Parent Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Parent Stockholder Meeting or any adjournment thereof; or

(g)           by Buyer if (i) there is a Change in Recommendation or (ii) the Parent Stockholder Meeting shall not have been called and held as required by Section 6.8.

9.2.          Notice of Termination.  The party desiring to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other parties to this Agreement in accordance with Section 11.1, specifying the provision of this Agreement pursuant to which such termination is effected.

9.3.          Effect of Termination.  If this Agreement is terminated pursuant to this Article 9, this Agreement shall forthwith become void and of no further force and effect and all rights and obligations of the parties hereunder shall be terminated without further liability of any party to any other party; provided, however, that (a) the provisions of the Confidentiality Agreement, Sections 7.1, 7.2, 7.3 and 9.3, and Article 11, and the rights and obligations of the parties thereunder, shall survive any such termination; and (b) nothing herein shall relieve any party from liability or damages arising out of its willful breach of this Agreement prior to the date of termination.

ARTICLE 10
SURVIVAL; INDEMNIFICATION

10.1.        Survival Period.

(a)           The representations and warranties of Parent, Seller and Buyer contained in this Agreement shall survive the Closing Date for a period of eighteen (18) months, at which time they shall terminate and no claims or causes of action for indemnification shall be made thereunder; provided, however, that (a) the representations and warranties contained in Section 4.20 (Tax Matters), Section 4.21 (Environmental Matters) and Section 4.24 (Employee Benefit Matters) shall survive the Closing until ninety (90) days after the expiration of the statute of limitations applicable to the matters covered thereby (giving effect to any waiver, mitigation or extension thereof), if later; and (b) the representations and warranties contained in Section 4.3 (Authorization), Section 4.15(a) (Title to Assets), Section 4.28 (No Broker), Section 5.2 (Authorization) and Section 5.8 (No Broker) (collectively, the “Specified Representations) shall survive the Closing indefinitely or until the latest date permitted by Law.

(b)           The covenants and agreements of the parties contained in this Agreement shall survive the Closing until the date explicitly specified therein or, if not so specified, until the expiration of the statute of limitations applicable to the matters covered thereby.  The obligation of Parent and Seller to indemnify the Buyer Indemnified Parties for the Excluded Liabilities shall survive the Closing indefinitely or until the latest date permitted by Law.  The obligation of Buyer to indemnify the Seller Indemnified Parties for the Assumed Liabilities shall survive the Closing indefinitely or until the latest date permitted by Law.

(c)           Notwithstanding the preceding sentences, any representation, warranty, covenant or agreement in respect of which indemnification may be sought under this Article 10 shall survive the time at which it otherwise would terminate pursuant to the preceding sentences if a Claim Notice of the inaccuracy or breach thereof giving rise to such right of indemnification shall have been given to the party against whom such indemnification may be sought within the applicable survival period.

10.2.        Indemnification by Parent and Seller.  Subject to the limitations set forth in this Article 10, if the Closing occurs, Parent and Seller shall, jointly and severally, indemnify, defend and hold harmless the Buyer Indemnified Parties from and against any and all Damages incurred or suffered by the Buyer Indemnified Parties (whether or not involving a Third Party Claim) resulting from, in connection with or arising out of:  (a) any breach of, or inaccuracy in, any representation or warranty of Parent and Seller contained in this Agreement or any other Transaction Document; (b) any breach of, or failure to perform, any covenant or agreement of Parent or Seller contained in this Agreement or any other

Transaction Document; (c) any Excluded Asset; or (d) any Excluded Liability.

10.3.        Indemnification by Buyer.  Subject to the limitations set forth in this Article 10, if the Closing occurs, Buyer shall indemnify, defend and hold harmless the Seller Indemnified Parties from and against any and all Damages incurred or suffered by the Seller Indemnified Parties (whether or not involving a Third Party Claim) resulting from, in connection with or arising out of:  (a) any breach of, or inaccuracy in, any representation or warranty of Buyer contained in this Agreement or any other Transaction Document; (b) any breach of, or failure to perform, any covenant or agreement of Buyer contained in this Agreement or any other Transaction Document; or (c) any Assumed Liability (provided that such Damages do not constitute an Excluded Liability or a Damage for which the Buyer Indemnified Parties are entitled to indemnification pursuant to Section 10.2).

10.4.        Limitations on Indemnification.

(a)           Parent and Seller shall not be required to indemnify the Buyer Indemnified Parties pursuant to Section 10.2(a), and Buyer shall not be required to indemnify the Seller Indemnified Parties pursuant to Section 10.3(a), unless and until the aggregate amount of Damages incurred or suffered by the Buyer Indemnified Parties (in the case of a claim by a Buyer Indemnified Party) or the Seller Indemnified Parties (in the case of a claim by a Seller Indemnified Party) resulting from, in connection with or arising out of all breaches of or inaccuracies in the representations and warranties referred to in Section 10.2(a) or Section 10.3(a), as applicable, (i) exceeds $10,000 with respect to any claim (considering separate claims that arise out of the same set of facts or circumstances as one claim for purposes of this Section 10.4(a)) and (ii) exceeds, on a cumulative basis, $150,000 (the “Deductible”) with respect to all claims, and then only to the extent of Damages in excess of the Deductible.  For purposes of this Section 10.4(a), any amount contributed by Buyer pursuant to Section 7.10 shall constitute Damages incurred by Buyer and shall count towards the satisfaction of the Deductible.

(b)           The maximum aggregate amount of indemnifiable Damages that may be recovered from Parent and Seller pursuant to Section 10.2(a) or from Buyer pursuant to Section 10.3(a), as the case may be, shall not exceed fifty percent (50%) of the Purchase Price.

(c)           Notwithstanding the foregoing, and for the avoidance of doubt, the limitations on indemnification set forth in Sections 10.4(a) and 10.4(b) shall not apply to any indemnification claim for Damages resulting from, in connection with or arising out of (i) any breach of or inaccuracy in any of the Specified Representations, (ii) Taxes, (iii) any fraud or  intentional misrepresentation by any party in connection with this Agreement or (iv) the matters referred to in Sections 10.2(b), 10.2(c), 10.2(d), 10.3(b) and 10.3(c); provided, however, that notwithstanding anything contained herein to the contrary, in no event shall the Buyer Indemnified Parties or the Seller Indemnified Parties be entitled to indemnification hereunder for Damages in excess of the amount of the Purchase Price.

(d)           The Buyer Indemnified Parties shall not be entitled to make any claim for indemnification to the extent the matter in question was taken into account in the calculation of Closing Net Working Capital pursuant to Section 3.2.

(e)           The amount of any Damages incurred or suffered by any Indemnified Party and for which indemnification is provided under this Article 10 shall be calculated net of (i) any Tax Benefit actually realized by such Indemnified Party that is attributable to such Damages, (ii) any amount actually recovered by such Indemnified Party from a third party with respect to such Damages or (iii) any insurance proceeds actually received by such Indemnified Party with respect to such Damages under any insurance policy, excluding self-insurance arrangements and net of any costs and expenses incurred by such Indemnified Party in collecting any such insurance proceeds (including reasonable attorneys’ fees and any premium increases directly related to obtaining such insurance proceeds).

10.5.        Procedure for Third Party Claims.

(a)           Notice.  Any Buyer Indemnified Party or Seller Indemnified Party seeking indemnification under this Article 10 (the “Indemnified Party”) shall, promptly after receipt by the Indemnified Party of notice of any pending or threatened claim asserted by a third party or the commencement of any action, suit or proceeding by a third party in respect of which indemnification shall be sought (a “Third Party Claim”), give the party or parties against whom indemnification is sought (the “Indemnifying Party”) a written notice (a “Claim Notice”) describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim; provided, however, that the failure by the Indemnified Party to give such Claim Notice shall not relieve the Indemnifying Party of its obligations to provide indemnification hereunder except to the extent (and only to the extent) that the Indemnifying Party shall have been adversely prejudiced by such failure.

(b)           Defense.  Subject to the limitations set forth in this Section 10.5(b), in the event of a Third Party Claim, the Indemnifying Party shall have the right (exercisable by written notice to the Indemnified Party within fifteen (15) days after the Indemnified Party has delivered a Claim Notice of the Third Party Claim) to conduct and control, through counsel of its choosing that is reasonably acceptable to the Indemnified Party and at the Indemnifying Party’s own cost and expense, the defense, compromise or settlement of the Third Party Claim; provided, that the Indemnifying Party (i) has acknowledged and agreed in writing that, if the same is adversely determined, the Indemnifying Party shall provide indemnification to the Indemnified Party in respect thereof, and (ii) if requested by the Indemnified Party, has provided evidence reasonably satisfactory to the Indemnified Party of the Indemnifying Party’s financial ability to pay any Damages resulting from the Third Party Claim.  If the Indemnifying Party elects to conduct and control the defense of the Third Party Claim, the Indemnified Party may participate therein through separate counsel chosen by it and at its own cost and expense.  Notwithstanding the foregoing, if (A) the Indemnifying Party shall not have given notice of its election to conduct and control the defense of the Third Party Claim within such 15-day period, (B) the Indemnifying Party shall fail to conduct such defense diligently, (C) the Indemnified Party shall reasonably determine that use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with an actual or potential conflict of interest, or (D) the Third

Party Claim is for injunctive, equitable or other non-monetary relief against the Indemnified Party, then the Indemnified Party shall have the right to control the defense, compromise or settlement of the Third Party Claim with counsel of its choice at the Indemnifying Party’s sole cost and expense.  In any event, from and after delivery of a Claim Notice, the Indemnifying Party and the Indemnified Party shall, and shall cause their respective affiliates and representatives to, cooperate fully in connection with the defense or prosecution of any Third Party Claim, including furnishing such records, information and testimony and attending such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party or the Indemnified Party in connection therewith.  In addition, the party controlling the defense of any Third Party Claim shall keep the non-controlling party advised of the status thereof and shall consider in good faith any recommendations made by the non-controlling party with respect thereto.

(c)           Settlement Limitations.  Except as set forth below, no Third Party Claim may be settled or compromised (i) by the Indemnified Party without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed) or (ii) by the Indemnifying Party without the prior written consent of the Indemnified Party (not be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing, (A) the Indemnified Party shall have the right to pay, settle or compromise any Third Party Claim, provided that in such event the Indemnified Party shall waive all rights against the Indemnifying Party to indemnification under this Article 10 with respect to such Third Party Claim unless the Indemnified Party shall have sought the consent of the Indemnifying Party to such payment, settlement or compromise and such consent shall have been unreasonably withheld, conditioned or delayed; and (B) the Indemnifying Party shall have the right to consent to the entry of a judgment or enter into a settlement with respect to any Third Party Claim without the prior written consent of the Indemnified Party if the judgment or settlement (x) involves only the payment of money damages (all of which will be paid in full by the Indemnifying Party concurrently with the effectiveness thereof), (y) will not encumber any of the assets of the Indemnified Party and will not contain any restriction or condition that would apply to or adversely affect the Indemnified Party or the conduct of its business, and (z) includes, as a condition to any settlement or other resolution, a complete and irrevocable release of the Indemnified Party from all liability in respect of such Third Party Claim and includes no admission of wrong doing.

(d)           Reimbursement.  Damages shall be reimbursed by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills or invoices with respect to such Damages are received by the Indemnifying Party.

10.6.        Procedure for Direct Claims.  In the event the Indemnified Party should have a claim for indemnification hereunder that does not involve a Third Party Claim, the Indemnified Party shall, as promptly as practicable, deliver to the Indemnifying Party a written notice that contains (a) a description and the amount (the “Claimed Amount”) of any Damages incurred or suffered by the Indemnified Party, (b) a statement that the Indemnified Party is entitled to indemnification under this Article 10 and a reasonable explanation of the basis therefore, and (c) a demand for payment by the Indemnifying Party.  Within 30 days after delivery of such written notice, the Indemnifying Party shall deliver to the Indemnified a written response in which the Indemnifying Party shall (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount (in which case such response shall be accompanied by a payment by the Indemnifying Party of the Claimed Amount), (ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (the “Agreed Amount”) (in which case such response shall be accompanied by payment by the Indemnifying Party of the Agreed Amount), or (iii) contest that the Indemnified Party is entitled to receive any of the Claimed Amount.  If the Indemnifying Party contests the payment of all or part of the Claimed Amount, the Indemnifying Party and the Indemnified Party shall use good faith efforts to resolve such dispute as promptly as practicable.  If such dispute is not resolved within 30 days following the delivery by the Indemnifying Party of such response, the Indemnified Party and the Indemnifying Party shall each have the right to submit such dispute to a court of competent jurisdiction in accordance with the provisions of Section 11.8.

10.7.        Mitigation.  Each Indemnified Party agrees to take reasonable steps to mitigate and minimize its Damages upon and after becoming aware of any event or condition that could reasonably be expected to give rise to any Damages that are indemnifiable hereunder.  Any costs and expenses incurred by such Indemnified Party in connection with such mitigation shall constitute “Damages” that may be recovered hereunder.

10.8.        Exclusive Remedy.  Except for remedies for injunctive or equitable relief, claims for fraud or as otherwise expressly provided in this Agreement (including Section 3.2 with respect to the calculation of Closing Net Working Capital and Section 7.6 with respect to the enforcement of the Restrictive Covenants), if the Closing occurs, the indemnification rights set forth in this Article 10 shall be the sole and exclusive remedy for any claim arising out of this Agreement or the Contemplated Transactions.

10.9.        Treatment of Indemnification Payments.  All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes.

10.10.      Effect of Investigation.  The right of any Indemnified Party to indemnification, payment of Damages and other remedies provided for in this Agreement based on a breach of any representation, warranty, covenant or agreement of any party contained in or made pursuant to this Agreement shall not be affected by any information furnished to, any investigation conducted by, or any knowledge of, any Indemnified Party, except as set forth in the Disclosure Schedule.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1.        Notices.  All notices, requests, demands or other communications required or permitted hereunder shall be in writing signed by or on behalf of the party making the same, and shall be deemed given or delivered (a) when delivered personally, (b) if sent from within the United States by registered or certified mail, postage prepaid, return receipt requested, on the third Business Day after mailing, or (c) if sent by messenger or reputable overnight courier service, when received; and shall be addressed to each party as follows:

If to Buyer, to:	If to Parent or Seller, to:

Hub International of California Riverside,	BNCCORP, Inc.
Insurance Services, Inc.	322 East Main
4371 Latham St., Suite 101	P.O. Box 4050
CA 92501	Bismarck, ND 58502
Attention: President	Attention: President

with a copy (which shall not constitute notice) to:	with a copy (which shall not constitute notice) to:

Hub International Limited	Jones, Walker, Waechter,
55 East Jackson Boulevard	Poitevent, Carrere & Denegre,
Chicago, IL 60604	L.L.P.
Attention: Chief Legal Officer	201 St. Charles Ave., Suite 5100
New Orleans, LA 70170
Attention: William B. Masters

Any party may, from time to time, change its address or other information for the purpose of notices to that party by giving notice specifying such change to the other party.

11.2.        Execution in Counterparts.  This Agreement may be executed in any number of counterparts (including by computerized “pdf” format or facsimile), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.3.        Amendments and Waivers.  Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment, by an authorized representative of each party, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after the Parent Stockholder Approval is obtained, no such amendment or waiver shall, without the further approval of Parent’s stockholders, make any change that would require further stockholder approval under the DGCL.  The failure or delay of any party to assert or enforce at any time any provision of, or exercise any of its rights, powers or privileges under, this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision.  No waiver of any breach of any provision of this Agreement in one or more instances shall be deemed to be or construed as a waiver of any subsequent breach of this Agreement.  The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

11.4.        Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or under public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner adverse to any party.  Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Contemplated Transactions are consummated as originally contemplated to the fullest extent possible.

11.5.        Assignment; Successors and Assigns.  Neither this Agreement nor any of the rights, interests or obligations of any party hereunder may be assigned, delegated or otherwise transferred by such party, in whole or in part (whether by operation of law or otherwise), without the prior written consent of each other party, and any attempt to make any such assignment, delegation or other transfer without such consent shall be null and void; provided, however, that Buyer may assign its rights, interests and obligations under the Transaction Documents, without the consent of the other parties, to any Person who acquires all or substantially all of the assets and business of Buyer or to any Affiliate of Buyer, subject to the assumption in writing by such Person or Affiliate of Buyer’s obligations hereunder.  Notwithstanding anything in this Agreement to the contrary, no assignment by Buyer hereunder shall relieve Buyer of its liabilities and obligations under this Agreement.  Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

11.6.        No Third Party Beneficiaries.  Except for Article 10, which is intended to benefit and to be enforceable by the parties specified therein, nothing in this Agreement, express or implied, is intended or shall be construed to confer upon any third Person, other than the parties and their respective successors and assigns permitted by Section 11.5, any right, remedy or claim under or by reason of this Agreement.

11.7.        Governing Law.  This Agreement shall be governed by, and construed in accordance with, the substantive laws of the State of Arizona, without regard to any choice of law or conflict of law rules.

11.8.        Submission to Jurisdiction; Waiver of Jury Trial.

(a)           Subject to Section 11.9, each party hereto hereby irrevocably and unconditionally (i) agrees that any action, suit or proceeding arising out of or related to this Agreement or any of the Contemplated Transactions, whether based in contract, tort or any other legal theory, shall be brought only in the United States District Court for the District of Arizona or, if such court does not have jurisdiction, in any court of the State of Arizona located in Phoenix, Arizona (and in the appropriate appellate courts therefrom); (ii) consents and submits to the personal jurisdiction of such courts in any such action, suit or proceeding; (iii) waives, to the fullest extent permitted by law, any claim, defense or objection to the venue of such courts (whether on the basis of forum non conveniens or otherwise); (iv) agrees that it will not attempt the removal of any such action, suit or proceeding to any other court, whether local, state or federal courts of the United States or the courts of any other country; and (v) consents to service of process on such party in the manner provided in Section 11.1.

(b)           EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.  THE PARTIES ACKNOWLEDGE AND AGREE THAT THE TERMS AND PROVISIONS OF

THIS SECTION CONSTITUTE A MATERIAL INDUCEMENT FOR THE PARTIES TO ENTER INTO THIS AGREEMENT.

11.9.        Specific Performance; Attorneys’ Fees.  The parties acknowledge and agree that irreparable damage would occur if any of the terms or provisions of Section 7.1, 7.2 or 7.6 were not performed in accordance with its specific wording or otherwise were breached.  It is accordingly agreed that each party shall be entitled, in addition to all other rights and remedies to which such party may be entitled at law or in equity, to an injunction or injunctions to prevent any breach of any such section and to enforce specifically the terms and provisions thereof in any court of the United States of America or any state having jurisdiction, without the necessity of posting a bond or other security or of proving actual damages.  If a party brings a claim to enforce any such section and such party prevails on such claim (whether through a monetary judgment, injunctive relief or otherwise), the prevailing party shall be entitled to recover from the unsuccessful party all costs and expenses, including but not limited to reasonable attorneys’ fees and court costs, incurred in connection with the prosecution of such claim.

11.10.      Bulk Sales Laws.  Each of Buyer, Parent and Seller hereby waives compliance with the provisions of the “bulk sales,” “bulk transfer” or similar laws of any state or political subdivision in connection with the sale of the Purchased Assets.

11.11.      Entire Agreement; Integration.  This Agreement, together with the Exhibits and Schedules hereto and the Confidentiality Agreement, (a) constitute the entire agreement and understanding among the parties with respect to the subject matter contained herein, and (b) supersede any and all prior and/or contemporaneous agreements and understandings, both written and oral, among the parties with respect to such subject matter.

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IN WITNESS WHEREOF, each party has caused this Purchase and Sale Agreement to be duly executed and delivered as of the date first written above.

HUB INTERNATIONAL OF CALIFORNIA INSURANCE SERVICES, INC.

By:	/s/ Marianne D. Paine
Name:	Marianne D. Paine
Title:	Vice President

BNCCORP, INC.

By:	/s/ Gregory K. Cleveland
Name:	Gregory K. Cleveland
Title:	President and Chief Executive Officer

BNC INSURANCE SERVICES, INC.

By:	/s/ Gregory K. Cleveland
Name:	Gregory K. Cleveland
Title:	Treasurer